SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/01/2017 to 9/30/2017	11
1/01/2016 to 9/30/2016	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	22
Comments on the Company’s Projections	81
Other Information Deemed as Relevant by the Company	82
Reports and Statements
Unqualified Reports on Special Review	84

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	9/30/2017
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per share
(Reais / share)
Board of Directors’	3/27/2017	Interest on Capital	6/27/2017	Common
Meeting

PAGE: 2 of 84

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		9/30/2017	12/31/2016
1	Total Assets	38,373,427	36,745,034
1.01	Current Assets	4,113,112	3,823,635
1.01.01	Cash and Cash Equivalents	2,101,000	1,886,221
1.01.03	Accounts Receivable	1,758,262	1,760,025
1.01.03.01	Trade Receivables	1,581,066	1,557,472
1.01.03.02	Other Receivables	177,196	202,553
1.01.03.02.01	Related-Party Balances	177,196	202,553
1.01.04	Inventories	123,238	58,002
1.01.06	Recoverable Taxes	11,047	42,633
1.01.06.01	Current Recoverable Taxes	11,047	42,633
1.01.08	Other Current Assets	119,565	76,754
1.01.08.03	Other	119,565	76,754
1.01.08.03.01	Restricted Cash	15,229	24,078
1.01.08.03.20	Other Receivables	104,336	52,676
1.02	Noncurrent Assets	34,260,315	32,921,399
1.02.01	Long-Term Assets	1,222,464	1,283,164
1.02.01.03	Accounts Receivable	157,867	153,834
1.02.01.03.01	Trade Receivables	157,867	153,834
1.02.01.06	Deferred Taxes	108,550	186,345
1.02.01.06.01	Deferred Income Tax and Social Contribution	108,550	186,345
1.02.01.08	Receivables from Related Parties	649,334	669,156
1.02.01.08.03	Receivables from Controlling Shareholders	649,334	669,156
1.02.01.09	Other Noncurrent Assets	306,713	273,829
1.02.01.09.04	Escrow Deposits	105,708	77,915
1.02.01.09.05	ANA – Water National Agency	73,363	81,221
1.02.01.09.20	Other Receivables	127,642	114,693
1.02.02	Investments	93,695	89,064
1.02.02.01	Equity Investments	35,795	31,096
1.02.02.01.04	Other Equity Investments	35,795	31,096
1.02.02.02	Investment Properties	57,900	57,968
1.02.03	Property, Plant and Equipment	259,737	302,383
1.02.04	Intangible Assets	32,684,419	31,246,788
1.02.04.01	Intangible Assets	32,684,419	31,246,788
1.02.04.01.01	Concession Contracts	8,887,097	8,864,607
1.02.04.01.02	Program Contracts	7,860,371	7,399,237
1.02.04.01.03	Services Contracts	15,489,172	14,552,707
1.02.04.01.04	Software License	447,779	430,237

PAGE: 3 of 84

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets (R$ thousand)

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		9/30/2017	12/31/2016
2	Total Liabilities	38,373,427	36,745,034
2.01	Current Liabilities	3,724,837	4,302,508
2.01.01	Labor and Pension Plan Liabilities	598,330	458,299
2.01.01.01	Social Security Liabilities	12,192	43,257
2.01.01.02	Labor Liabilities	586,138	415,042
2.01.02	Trade Payable	284,833	311,960
2.01.02.01	Domestic Suppliers	284,833	311,960
2.01.03	Tax Liabilities	128,115	168,757
2.01.03.01	Federal Tax Liabilities	120,613	159,176
2.01.03.01.01	Income Tax and Social Contribution Payable	15,107	0
2.01.03.01.02	PIS-PASEP and COFINS Payable	59,722	49,132
2.01.03.01.03	INSS (social security contribution) Payable	34,676	35,376
2.01.03.01.20	Other Federal Taxes	11,108	74,668
2.01.03.03	Municipal Tax Liabilities	7,502	9,581
2.01.04	Borrowings and Financing	1,388,013	1,246,567
2.01.04.01	Borrowings and Financing	721,166	635,701
2.01.04.01.01	In Domestic Currency	274,439	269,042
2.01.04.01.02	In Foreign Currency	446,727	366,659
2.01.04.02	Debentures	647,791	595,952
2.01.04.03	Financing through Finance Lease	19,056	14,914
2.01.05	Other Liabilities	666,925	1,386,591
2.01.05.01	Payables to Related Parties	881	1,853
2.01.05.01.03	Payables to Controlling Shareholders	881	1,853
2.01.05.02	Other	666,044	1,384,738
2.01.05.02.01	Dividends and Interest on Capital Payable	276	700,034
2.01.05.02.04	Services Payable	386,209	460,054
2.01.05.02.05	Refundable Amounts	11,014	12,240
2.01.05.02.06	Program Contract Commitments	129,425	109,042
2.01.05.02.07	Public-Private Partnership - PPP	33,865	31,898
2.01.05.02.09	Indemnities	10,567	9,379
2.01.05.02.20	Other Liabilities	94,688	62,091
2.01.06	Provisions	658,621	730,334
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	184,921	180,165
2.01.06.01.01	Tax Provisions	36,466	27,677
2.01.06.01.02	Social Security and Labor Provisions	47,428	47,873
2.01.06.01.04	Civil Provisions	101,027	104,615
2.01.06.02	Other Provisions	473,700	550,169
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	17,475	10,691
2.01.06.02.04	Provisions for Customers	380,616	462,965
2.01.06.02.05	Provisions for Suppliers	75,609	76,513
2.02	Noncurrent Liabilities	17,385,403	17,023,315
2.02.01	Borrowings and Financing	10,499,758	10,717,576
2.02.01.01	Borrowings and Financing	7,077,838	7,244,771
2.02.01.01.01	In Domestic Currency	2,120,641	1,951,067
2.02.01.01.02	In Foreign Currency	4,957,197	5,293,704
2.02.01.02	Debentures	2,881,944	2,935,203

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities (R$ thousand)

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		9/30/2017	12/31/2016
2.02.01.03	Financing through Finance Lease	539,976	537,602
2.02.02	Other Liabilities	6,442,485	5,862,998
2.02.02.02	Other	6,442,485	5,862,998
2.02.02.02.04	Pension Plan Liabilities	3,332,955	3,265,250
2.02.02.02.05	Program Contract Commitments	81,872	69,051
2.02.02.02.06	Public-Private Partnership - PPP	2,749,339	2,217,520
2.02.02.02.07	Indemnities	26,836	11,247
2.02.02.02.08	Labor Liabilities	6,247	29,625
2.02.02.02.09	Deferred COFINS/PASEP	132,243	138,071
2.02.02.02.20	Other Liabilities	112,993	132,234
2.02.04	Provisions	443,160	442,741
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	287,428	287,590
2.02.04.01.01	Tax Provisions	39,780	39,234
2.02.04.01.02	Social Security and Labor Provisions	239,760	234,338
2.02.04.01.04	Civil Provisions	7,888	14,018
2.02.04.02	Other Provisions	155,732	155,151
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	145,250	138,431
2.02.04.02.04	Provisions for Customers	6,265	12,074
2.02.04.02.05	Provisions for Suppliers	4,217	4,646
2.03	Equity	17,263,187	15,419,211
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	6,182,140	6,244,859
2.03.04.01	Legal Reserve	932,310	932,310
2.03.04.08	Additional Dividend Proposed	0	62,719
2.03.04.10	Reserve for Investments	5,249,830	5,249,830
2.03.05	Retained Earnings/Accumulated Losses	1,906,695	0
2.03.06	Equity Valuation Adjustments	-825,648	-825,648

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities (R$ thousand)

(R$ thousand)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	YTD Current Year 1/01/2017 to 9/30/2017	Same Quarter Previous Year 7/01/2016 to 9/30/2016	YTD Previous Year 1/01/2016 to 9/30/2016

3.01	Revenue from Sales and/or Services	3,536,444	10,589,904	3,745,807	10,212,238
3.02	Cost of Sales and/or Services	-2,047,318	-6,350,177	-2,236,740	-6,445,167
3.02.01	Cost of Sales and/or Services	-1,352,848	-4,184,251	-1,163,280	-3,881,934
3.02.02	Construction Cost	-694,470	-2,165,926	-1,073,460	-2,563,233
3.03	Gross Profit	1,489,126	4,239,727	1,509,067	3,767,071
3.04	Operating Income/Expenses	-342,671	-1,301,297	-445,478	-1,235,752
3.04.01	Selling Expenses	-124,619	-576,737	-234,226	-574,446
3.04.02	General and Administrative Expenses	-233,926	-766,974	-218,041	-691,513
3.04.04	Other Operating Income	22,852	46,135	12,671	42,421
3.04.04.01	Other Operating Income	27,601	56,884	16,150	53,421
3.04.04.02	COFINS and PASEP	-4,749	-10,749	-3,479	-11,000
3.04.05	Other Operating Expenses	-8,210	-8,420	-6,407	-14,492
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-119	1,853	-2,826	-7,310
3.04.05.03	Tax Incentives	-7,248	-7,980	-3,570	-3,570
3.04.05.04	Surplus Cost of Electricity Sold	-145	-1,396	0	-3,102
3.04.05.20	Other	-698	-897	-11	-510
3.04.06	Equity Results	1,232	4,699	525	2,278
3.05	Income before Financial Result and Taxes	1,146,455	2,938,430	1,063,589	2,531,319
3.06	Financial Result	222,869	-54,549	-176,810	536,070
3.06.01	Financial Income	105,842	284,960	94,207	339,340
3.06.01.01	Financial Income	109,762	297,251	98,684	356,354
3.06.01.02	Exchange Gains	0	347	112	223
3.06.01.03	COFINS and PASEP	-3,920	-12,638	-4,589	-17,237
3.06.02	Financial Expenses	117,027	-339,509	-271,017	196,730
3.06.02.01	Financial Expenses	-136,131	-469,978	-191,812	-668,146
3.06.02.02	Exchange Losses	253,158	130,469	-79,205	864,876
3.07	Earnings before Income Tax	1,369,324	2,883,881	886,779	3,067,389
3.08	Income Tax and Social Contribution	-468,799	-977,186	-312,892	-1,067,182

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

(R$ thousand)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	YTD Current Year 1/01/2017 to 9/30/2017	Same Quarter Previous Year 7/01/2016 to 9/30/2016	YTD Previous Year 1/01/2016 to 9/30/2016

3.08.01	Current	-406,548	-899,391	-243,481	-994,684
3.08.02	Deferred	-62,251	-77,795	-69,411	-72,498
3.09	Net Result from Continued Operations	900,525	1,906,695	573,887	2,000,207
3.11	Profit/Loss for the Period	900,525	1,906,695	573,887	2,000,207
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	1.31750	2.78957	0.83962	2.92638
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	1.31750	2.78957	0.83962	2.92638

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

(R$ thousand)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	YTD Current Year 1/01/2017 to 9/30/2017	Same Quarter Previous Year 7/01/2016 to 9/30/2016	YTD Previous Year 1/01/2016 to 9/30/2016

4.01	Net Income for the Period	900,525	1,906,695	573,887	2,000,207
4.02	Other Comprehensive Income	0	0	-181,073	-181,073
4.02.01	Actuarial Gains and (Losses) on Defined Benefit Pension Plans	0	0	-181,073	-181,073
4.03	Comprehensive Income for the Period	900,525	1,906,695	392,814	1,819,134

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income (R$ thousand)

(R$ thousand)
Code	Description	YTD Current Year	YTD Previous Year
		1/01/2017 to 9/30/2017	1/01/2016 to 9/30/2016
6.01	Net Cash from Operating Activities	2,339,196	2,028,835
6.01.01	Cash from Operations	4,659,239	3,562,907
6.01.01.01	Profit (loss) before Income Tax and Social	2,883,881	3,067,389
	Contribution
6.01.01.02	Provision and Inflation Adjustments on Provisions	138,571	207,313
6.01.01.03	Pension Plan Liabilities – Early Reduction	0	-334,152
	(Curtailment)
6.01.01.04	Finance Charges from Customers	-169,194	-158,219
6.01.01.05	Residual Value of Property, Plant and Equipment,	11,528	7,211
	Intangible Assets and Investment Properties Written-off
6.01.01.06	Depreciation and Amortization	974,487	859,055
6.01.01.07	Interest on Borrowings and Financing Payable	296,665	352,665

6.01.01.08	Monetary and Exchange Change on Borrowings	-86,081	-754,853
	and Financing
6.01.01.09	Interest and Monetary Changes on Liabilities	6,948	21,434
6.01.01.10	Interest and Monetary Changes on Assets	-28,710	-69,272
6.01.01.11	Allowance for Doubtful Accounts	87,480	110,181
6.01.01.12	Provision for Consent Decree (TAC)	60,670	12,229
6.01.01.13	Equity Results	-4,699	-2,278
6.01.01.14	Provision for Sabesprev Mais	0	235
6.01.01.15	Other Adjustments	-10,332	-6,466
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	318,920	19,089
6.01.01.17	Construction Margin over Intangible Assets Resulting from	-49,299	-57,006
	Concession Contracts
6.01.01.18	Pension Plan Liabilities	228,404	288,352
6.01.02	Changes in Assets and Liabilities	-1,040,984	-173,827
6.01.02.01	Trade Receivables	49,471	-28,316
6.01.02.02	Related-Party Balances and Transactions	68,390	-3,597
6.01.02.03	Inventories	-65,200	13,385
6.01.02.04	Recoverable Taxes	31,586	65,244
6.01.02.05	Other Receivables	-56,751	88,705
6.01.02.06	Escrow Deposits	-17,678	31,740
6.01.02.08	Contractors and Suppliers	-217,200	-9,720
6.01.02.09	Payroll, Provisions and Social Contribution	79,361	59,815
6.01.02.10	Pension Plan Liabilities	-160,699	-134,274
6.01.02.11	Taxes and Contributions Payable	-151,611	-106,825
6.01.02.12	Services Payable	-392,765	-27,537
6.01.02.13	Other Liabilities	7,805	5,144
6.01.02.14	Provisions	-209,865	-131,711
6.01.02.15	Deferred Cofins/Pasep	-5,828	4,120
6.01.03	Other	-1,279,059	-1,360,245
6.01.03.01	Interest Paid	-494,094	-535,299
6.01.03.02	Income Tax and Social Contribution Paid	-784,965	-824,946
6.02	Net Cash from Investing Activities	-1,237,362	-1,444,922
6.02.01	Acquisition of Intangible Assets	-1,233,769	-1,432,336
6.02.02	Acquisition of Property, Plant and Equipment	-12,442	-23,313

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

(R$ thousand)
Code	Description	YTD Current Year	YTD Previous Year
		1/01/2017 to 9/30/2017	1/01/2016 to 9/30/2016
6.02.04	Restricted Cash	8,849	10,727
6.03	Net Cash from Financing Activities	-887,055	-807,662
6.03.01	Funding	893,178	493,863
6.03.02	Amortization	-953,482	-968,124
6.03.03	Payment of Interest on Equity	-765,933	-139,399
6.03.04	Public-Private Partnership - PPP	-23,528	-22,865
6.03.05	Program Contract Commitments	-37,290	-171,137
6.05	Increase (Decrease) in Cash and Cash Equivalents	214,779	-223,749
6.05.01	Opening Cash and Cash Equivalents	1,886,221	1,639,214
6.05.02	Closing Cash and Cash Equivalents	2,101,000	1,415,465

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2017 to 9/30/2017 (R$ thousand)

(R$ thousand)
Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity

5.01	Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.03	Restated Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.04	Capital Transactions with Partners	0	0	-62,719	0	0	-62,719
5.04.08	Additional Dividends Approved	0	0	-62,719	0	0	-62,719
5.05	Total Comprehensive Income	0	0	0	1,906,695	0	1,906,695
5.05.01	Net Income for the Period	0	0	0	1,906,695	0	1,906,695
5.07	Closing Balances	10,000,000	0	6,182,140	1,906,695	-825,648	17,263,187

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2016 to 9/30/2016 (R$ thousand)

(R$ thousand)
Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity

5.01	Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.03	Restated Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.04	Capital Transactions with Partners	0	0	-11,453	0	0	-11,453
5.04.08	Additional Dividends Approved	0	0	-11,453	0	0	-11,453
5.05	Total Comprehensive Income	0	0	0	2,000,207	-181,073	1,819,134
5.05.01	Net Income for the Period	0	0	0	2,000,207	0	2,000,207
5.05.02	Other Comprehensive Income	0	0	0	0	-181,073	-181,073
5.05.02.06	Actuarial Gains and Losses	0	0	0	0	-181,073	-181,073
5.07	Closing Balances	10,000,000	0	4,058,535	2,000,207	-534,455	15,524,287

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2017 to 9/30/2017	1/01/2016 to 9/30/2016
7.01	Revenue	11,115,257	10,711,651
7.01.01	Goods, Products and Services Sold	8,930,628	8,148,172
7.01.02	Other Revenue	56,884	53,421
7.01.03	Revenue from Construction of own Assets	2,215,225	2,620,239
7.01.04	Allowance for/Reversal of Doubtful Accounts	-87,480	-110,181
7.02	Inputs Acquired from Third Parties	-3,921,047	-4,445,400
7.02.01	Costs of Sales and Services	-3,259,707	-3,801,316
7.02.02	Materials, Electricity, Outside Services and Others	-652,920	-629,592
7.02.04	Other	-8,420	-14,492
7.03	Gross Value Added	7,194,210	6,266,251
7.04	Retentions	-974,487	-859,055
7.04.01	Depreciation, Amortization and Depletion	-974,487	-859,055
7.05	Net Value Added Produced	6,219,723	5,407,196
7.06	Wealth Received in Transfer	302,297	358,855
7.06.01	Equity Results	4,699	2,278
7.06.02	Financial Income	297,598	356,577
7.07	Total Value Added to Distribute	6,522,020	5,766,051
7.08	Value Added Distribution	6,522,020	5,766,051
7.08.01	Personnel	1,779,458	1,351,586
7.08.01.01	Salaries and Wages	1,160,465	1,069,596
7.08.01.02	Benefits	457,107	187,243
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	161,886	94,747
7.08.02	Taxes and Contributions	1,964,668	2,045,460
7.08.02.01	Federal	1,859,833	1,954,985
7.08.02.02	State	73,653	61,118
7.08.02.03	Municipal	31,182	29,357
7.08.03	Value Distributed to Providers of Capital	871,199	368,798
7.08.03.01	Interest	816,233	299,777
7.08.03.02	Rental	54,966	69,021
7.08.04	Value Distributed to Shareholders	1,906,695	2,000,207
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	1,906,695	2,000,207

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Comments on the Company’s Performance

1.     Financial highlights

R$ million

			Chg. (R$)				Chg. (R$)
	3Q17	3Q16	R$	%	9M17	9M16	R$	%
Gross operating revenue	2,999.7	2,854.1	145.6	5.1	8,930.6	8,148.2	782.4	9.6
Construction revenue	712.9	1,097.8	(384.9)	(35.1)	2,215.2	2,620.2	(405.0)	(15.5)
COFINS and PASEP taxes	(176.1)	(206.1)	30.0	(14.6)	(555.9)	(556.2)	0.3	(0.1)
(=) Net operating revenue	3,536.5	3,745.8	(209.3)	(5.6)	10,589.9	10,212.2	377.7	3.7
Costs and expenses	(1,711.4)	(1,615.5)	(95.9)	5.9	(5,528.0)	(5,147.9)	(380.1)	7.4
Construction costs	(694.5)	(1,073.5)	379.0	(35.3)	(2,165.9)	(2,563.2)	397.3	(15.5)
Equity result	1.2	0.5	0.7	140.0	4.7	2.3	2.4	104.3
Other operating revenue (expenses), net	14.6	6.3	8.3	131.7	37.7	27.9	9.8	35.1
(=) Earnings before financial result, income tax and social contribution	1,146.4	1,063.6	82.8	7.8	2,938.4	2,531.3	407.1	16.1
Financial result	222.9	(176.8)	399.7	(226.1)	(54.5)	536.1	(590.6)	(110.2)
(=) Earnings before income tax and social contribution	1,369.3	886.8	482.5	54.4	2,883.9	3,067.4	(183.5)	(6.0)
Income tax and social contribution	(468.8)	(312.9)	(155.9)	49.8	(977.2)	(1,067.2)	90.0	(8.4)
(=) Net income	900.5	573.9	326.6	56.9	1,906.7	2,000.2	(93.5)	(4.7)
Earnings per share (R$)*	1.32	0.84			2.79	2.93

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Chg. (R$)				Chg. (R$)
	3Q17	3Q16	R$	%	9M17	9M16	R$	%
Net income	900.5	573.9	326.6	56.9	1,906.7	2,000.2	(93.5)	(4.7)
Income tax and social contribution	468.8	312.9	155.9	49.8	977.2	1,067.2	(90.0)	(8.4)
Financial result	(222.9)	176.8	(399.7)	(226.1)	54.5	(536.1)	590.6	(110.2)
Other operating revenue (expenses), net	(14.6)	(6.3)	(8.3)	131.7	(37.7)	(27.9)	(9.8)	35.1
(=) Adjusted EBIT*	1,131.8	1,057.3	74.5	7.0	2,900.7	2,503.4	397.3	15.9
Depreciation and amortization	324.5	280.2	44.3	15.8	974.5	859.1	115.4	13.4
(=) Adjusted EBITDA **	1,456.3	1,337.5	118.8	8.9	3,875.2	3,362.5	512.7	15.2
(%) Adjusted EBITDA margin	41.2	35.7			36.6	32.9

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution;

(iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q17, net operating revenue, including construction revenue, reached R$ 3,536.5 million; a 5.6% decrease compared to the same period in 2016.

Costs and expenses, including construction costs, totaled R$ 2,405.9 million, 10.5% lower than in 3Q16.

Adjusted EBIT, in the amount of R$ 1,131.8 million, increased 7.0% from R$ 1,057.3 million recorded in 3Q16.

Adjusted EBITDA, in the amount of R$ 1,456.3 million, increased 8.9% from R$ 1,337.5 million recorded in 3Q16.
(R$ 5,084.3 million in the last twelve months).

The adjusted EBITDA margin was 41.2% in 3Q17 against 35.7% in 3Q16 (35.1% in the last twelve months).

Excluding construction revenues and construction costs, the adjusted EBITDA margin was 50.9% in 3Q17 (49.6% in 3Q16 and 44.9% in the last twelve months).

In 3Q17 the Company recorded a net income of R$ 900.5 million, in comparison to a net income of R$ 573.9 million in 3Q16.

2.     Gross operating revenue

Gross operating revenue from sanitation services, not including construction revenue, totaled R$ 2,999.7 million, an increase of R$ 145.6 million or 5.1%, when compared to the R$ 2,854.1 million recorded in 3Q16.

The main factors that led to this variation were:

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

•         Increase of 4.8% in the Company’s total billed volume (5.0% in water and 4.6% in sewage); and

•         Lower estimated loss of wholesale revenue in 3Q17, in the amount of R$ 16.7 million, due to the payment received in the period, especially from the Guarulhos municipal government.

3.    Construction revenue

Construction revenue decreased R$ 384.9 million or 35.1%, when compared to 3Q16. The variation was mainly due to lower investments in the municipalities served by the Company.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

4.    Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter and year-to-date basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
QUARTER
	Water			Sewage			Water + Sewage
Category	3Q17	3Q16	% Chg.	3Q17	3Q16	% Chg.	3Q17	3Q16	% Chg.
Residential	394.2	377.6	4.4	336.3	321.0	4.8	730.5	698.6	4.6
Commercial	41.6	40.3	3.2	40.1	38.5	4.2	81.7	78.8	3.7
Industrial	7.8	8.0	(2.5)	9.4	9.5	(1.1)	17.2	17.5	(1.7)
Public	10.2	10.2	-	9.2	9.0	2.2	19.4	19.2	1.0
Total retail	453.8	436.1	4.1	395.0	378.0	4.5	848.8	814.1	4.3
Wholesale (3)	65.4	58.4	12.0	8.6	7.9	8.9	74.0	66.3	11.6
Total	519.2	494.5	5.0	403.6	385.9	4.6	922.8	880.4	4.8
JANUARY TO SEPTEMBER
	Water			Sewage			Water + Sewage
Category	9M17	9M16	% Chg.	9M17	9M16	% Chg.	9M17	9M16	% Chg.
Residential	1,177.9	1,135.6	3.7	1,002.7	961.4	4.3	2,180.6	2,097.0	4.0
Commercial	123.9	121.7	1.8	118.9	115.7	2.8	242.8	237.4	2.3
Industrial	23.6	23.7	(0.4)	28.1	28.8	(2.4)	51.7	52.5	(1.5)
Public	30.6	30.5	0.3	27.1	26.8	1.1	57.7	57.3	0.7
Total retail	1,356.0	1,311.5	3.4	1,176.8	1,132.7	3.9	2,532.8	2,444.2	3.6
Wholesale (3)	191.6	167.1	14.7	26.5	21.1	25.6	218.1	188.2	15.9
Total	1,547.6	1,478.6	4.7	1,203.3	1,153.8	4.3	2,750.9	2,632.4	4.5
WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
QUARTER
	Water			Sewage			Water + Sewage
Region	3Q17	3Q16	% Chg.	3Q17	3Q16	% Chg.	3Q17	3Q16	% Chg.
Metropolitan	295.1	283.5	4.1	257.6	246.8	4.4	552.7	530.3	4.2
Regional (2)	158.7	152.6	4.0	137.4	131.2	4.7	296.1	283.8	4.3
Total retail	453.8	436.1	4.1	395.0	378.0	4.5	848.8	814.1	4.3
Wholesale (3)	65.4	58.4	12.0	8.6	7.9	8.9	74.0	66.3	11.6
Total	519.2	494.5	5.0	403.6	385.9	4.6	922.8	880.4	4.8
JANUARY TO SEPTEMBER
	Water			Sewage			Water + Sewage
Region	9M17	9M16	% Chg.	9M17	9M16	% Chg.	9M17	9M16	% Chg.
Metropolitan	877.5	846.0	3.7	763.9	735.1	3.9	1,641.4	1,581.1	3.8
Regional (2)	478.5	465.5	2.8	412.9	397.6	3.8	891.4	863.1	3.3
Total retail	1,356.0	1,311.5	3.4	1,176.8	1,132.7	3.9	2,532.8	2,444.2	3.6
Wholesale (3)	191.6	167.1	14.7	26.5	21.1	25.6	218.1	188.2	15.9
Total	1,547.6	1,478.6	4.7	1,203.3	1,153.8	4.3	2,750.9	2,632.4	4.5

(1) Unaudited

(2) Including coastal and interior region

(3) Reused water volume and non-domestic sewage are included in

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

5.    Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses as well as construction costs decreased 10.5% in 3Q17 (R$ 283.1 million). Excluding construction costs, costs and expenses increased by 5.9% (R$ 95.9 million).

As a percentage of net revenue, costs and expenses were 68.0% in 3Q17 compared to 71.8% in 3Q16.

R$ million

			Chg.				Chg.
	3Q17	3Q16	R$	%	9M17	9M16	R$	%
Salaries and payroll charges and Pension plan obligations	623.4	292.3	331.1	113.3	1,927.8	1,488.0	439.8	29.6
General supplies	39.8	45.6	(5.8)	(12.7)	117.4	124.5	(7.1)	(5.7)
Treatment supplies	60.1	64.0	(3.9)	(6.1)	198.9	205.3	(6.4)	(3.1)
Services	288.4	347.1	(58.7)	(16.9)	920.9	945.8	(24.9)	(2.6)
Electricity	203.6	224.7	(21.1)	(9.4)	591.2	707.9	(116.7)	(16.5)
General expenses	184.4	249.3	(64.9)	(26.0)	633.9	640.6	(6.7)	(1.0)
Tax expenses	21.6	22.6	(1.0)	(4.4)	75.9	66.5	9.4	14.1
Sub-total	1,421.3	1,245.6	175.7	14.1	4,466.0	4,178.6	287.4	6.9
Depreciation and amortization	324.5	280.2	44.3	15.8	974.5	859.1	115.4	13.4
Allowance for doubtful accounts	(34.4)	89.7	(124.1)	(138.4)	87.5	110.2	(22.7)	(20.6)
Sub-total	290.1	369.9	(79.8)	(21.6)	1,062.0	969.3	92.7	9.6
Costs, administrative and selling expenses	1,711.4	1,615.5	95.9	5.9	5,528.0	5,147.9	380.1	7.4
Construction costs	694.5	1,073.5	(379.0)	(35.3)	2,165.9	2,563.2	(397.3)	(15.5)
Costs, adm & selling expenses and construction costs	2,405.9	2,689.0	(283.1)	(10.5)	7,693.9	7,711.1	(17.2)	(0.2)
% of net revenue	68.0	71.8			72.7	75.5

5.1.  Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 331.1 million in 3Q17, mainly due to:

•                    Increase of R$ 34.5 million, mostly due to the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017; and

•         Migration of 3,572 participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais) in 3Q16, generating an early reduction of R$ 334.2 million in the actuarial deficit, offset by an incentive and extraordinary contribution of R$ 26.8 million, resulting in a net reduction of R$ 307.4 million in expenses in that period.

5.2.  Services

Services expenses totaled R$ 288.4 million, R$ 58.7 million less than the R$ 347.1 million recorded in 3Q16. This decline was distributed in several items, including:

•         Marketing campaigns, in the amount of R$ 10.9 million;

•         Nautical services related to the application of chemicals in the water reservoirs, in the amount of R$ 10.1 million;

•         Leasing of machinery and equipment, in the amount of R$ 4.3 million; and

•         Telephony, in the amount of R$ 3.2 million.

5.3.  Electricity

Electricity expenses totaled R$ 203.6 million in 3Q17, a decrease of R$ 21.1 million or 9.4% in comparison to the R$ 224.7 million in 3Q16. The main factors that contributed to this decrease were:

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

•         Average reduction of 12.1% in the free market tariffs, with an 14.6% increase in consumption;

•         Average reduction of 29.4% in the grid market tariff (TUSD), with a 19.6% rise in consumption; and

•         Average reduction of 3.0% in the regulated market tariffs, with a 3.0%.decrease in consumption.

In 3Q17, the free market accounted for 35.2% of the total electricity consumed by the Company, the grid market accounted for 31.9% and the regulated market accounted for 32.9% of total consumption.

5.4.  General expenses

General expenses decreased R$ 64.9 million, or 26.0%, totaling R$ 184.4 million in 3Q17, versus the
R$ 249.3 million recorded in 3Q16, mainly due to the following reasons:

•         Higher provisioning for lawsuits in 3Q16, totaling R$ 31.6 million; and

•         Non-recurring provisioning of R$ 38.1 million in 3Q16, related to the agreement with Empresa Metropolitana de Águas e Energia – EMAE.

5.5.  Depreciation and amortization

Depreciation and amortization increased R$ 44.3 million or 15.8%, reaching R$ 324.5 million in 3Q17 in comparison to the R$ 280.2 million recorded in 3Q16, largely due to the beginning of operations of intangible assets, in the amount of R$ 1.6 billion.

5.6.  Allowance for doubtful accounts

The allowance for doubtful accounts fell R$ 124.1 million, mainly due to lower default rates in the period.

6.    Other operating revenue (expenses), net

There was an R$ 8.3 million increase in this line, mostly due to the payment of R$ 9.2 million received under the Water Basin Clean up Program.

7. Financial result				R$ million
	3Q17	3Q16	Chg.	%
Financial expenses, net of income	(44.5)	(91.7)	47.2	(51.5)
Net monetary and exchange variation	267.4	(85.1)	352.5	(414.2)
Financial Result	222.9	(176.8)	399.7	(226.1)

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

7.1. Financial income and expenses				R$ million
	3Q17	3Q16	Chg.	%
Financial expenses Interest and charges on international loans and financing	(28.7)	(28.5)	(0.2)	0.7
Interest and charges on domestic loans and financing	(72.4)	(80.5)	8.1	(10.1)
Other financial expenses	(30.6)	(49.2)	18.6	(37.8)
Total financial expenses	(131.7)	(158.2)	26.5	(16.8)
Financial income	87.2	66.5	20.7	31.1
Financial expenses, net of income	(44.5)	(91.7)	47.2	(51.5)
7.1.1. Financial expenses

Decrease of R$ 26.5 million, mainly due to the following events:

•         Interest and charges on domestic loans and financing: decline of R$ 8.1 million, mainly due to the lower CDI rate in 3Q17, compared with 3Q16 (8.14% and 14.13%, respectively); and

•         Other financial expenses: reduction of R$ 18.6 million, mostly due to lower provisioning for interest on court proceedings in 3Q17.

7.1.2. Financial income

Financial income moved up R$ 20.7 million, mostly due to the higher recognition of interest on installment agreements in 3Q17.

7.2. Monetary and exchange rate variation on assets and liabilities				R$ million
	3Q17	3Q16	Chg.	%
Monetary variation on loans and financing	(3.6)	(24.4)	20.8	(85.2)
Currency exchange variation on loans and financing	253.2	(79.2)	332.4	(419.7)
Other monetary variations	(0.9)	(9.1)	8.2	(90.1)
Monetary/exchange rate variation on liabilities	248.7	(112.7)	361.4	(320.7)
Monetary/Exchange rate variation on assets	18.7	27.6	(8.9)	(32.2)
Monetary/exchange rate variation, net	267.4	(85.1)	352.5	(414.2)
7.2.1. Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 3Q17 was R$ 361.4 million lower than in 3Q16, mainly due to:

•         Reduction of R$ 20.8 million in expenses with monetary variation on loans and financing, due to the lower variation in the IPCA in 3Q17 compared with 3Q16 (0.6% and 1.0%, respectively); and;

•         Decrease of R$ 332.4 million in exchange variation on loans and financing, as a result of the devaluation of dollar and yen against the real in 3Q17 (-4.2% and -4.5%, respectively), versus an appreciation of 1.1% and 2.7%, respectively, in 3Q16).

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

8.    Income tax and social contribution

Increase of R$ 155.9 million, mainly due to the higher taxable result reported in the period, which was mostly impacted by the devaluation of dollar and yen against the real in 3Q17, versus an appreciation in 3Q16.

9.    Indicators

9.1.  Operating

Operating indicators(*)	3Q17	3Q16%
Water connections(1)	8,807	8,595	2.5
Sewage connections (1)	7,247	7,036	3
Population directly served - water (2)	24.9	24.6	1.2
Population directly served - sewage (2)	21.5	21.1	1.9
Number of employees	13,901	14,172	(1.9)
Water volume produced - quarter (3)	695	670	3.8
Water volume produced in 9M (3)	2,082	2,006	3.8
IPM - Measured water loss (%)	31.1	31.3	(0.6)
IPDt (liters/connection x day)	306	298	2.7

(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Not including wholesale

(3) In millions of cubic meters

(*) Unaudited

9.2.  Financial

Economic Variables at the close of the quarter(*)	3Q17	3Q16
Amplified Consumer Price Index Variation (%)(1)	0.59	1.04
Referential Rate Variation (%)(1)	0.1132	0.5752
Interbank Deposit Certificate (%)(2)	8.14	14.13
US DOLLAR (3)	3.1680	3.2462
YEN (3)	0.02813	0.03207

(1) Quarterly rate

(2) Last day average

(3) R$/previous day price

(*) Unaudited

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

10.    Loans and financing

R$ million

INSTITUTION	2017	2018	DEBT PROFILE		2021	2022	2023 onwards	Total
			2019	2020
Local Currency
Brazilian Federal Savings Bank	15.9	66.9	69.1	71.5	75.2	79.2	838.4	1,216.2
Debentures	58.7	897.8	1,015.7	573.2	374.6	353.8	255.9	3,529.7
BNDES	22.1	98.3	112.3	94.2	93.8	93.8	538.1	1,052.6
Leasing	4.2	30.3	31.8	33.4	35.1	37.0	387.2	559.0
Others	0.2	1.5	1.4	1.4	1.4	1.3	4.0	11.2
Interest and other charges	50.3	64.8	-	-	-	-	-	115.1
Total Local Currency	151.4	1,159.6	1,230.3	773.7	580.1	565.1	2,023.6	6,483.8
Foreign Currency
IADB	39.8	107.4	107.4	107.4	107.4	107.4	1,056.4	1,633.2
IBRD	-	-	9.6	19.3	19.3	19.3	221.4	288.9
Deutsche Bank 350	-	237.6	230.9	-	-	-	-	468.5
Eurobond	-	-	-	1,106.1	-	-	-	1,106.1
JICA	1.2	64.0	108.8	108.8	108.8	108.8	1,108.6	1,609.0
BID 1983AB	-	75.6	56.0	54.6	24.4	24.4	22.4	257.4
Interest and other charges	36.0	4.8	-	-	-	-	-	40.8
Total in foreign currency	77.0	489.4	512.7	1,396.2	259.9	259.9	2,408.8	5,403.9
Total	228.4	1,649.0	1,743.0	2,169.9	840.0	825.0	4,432.4	11,887.7

11.    Capex

In 9M17, capex reached R$ 2.3 billion, including R$ 0.6 billion related to the São Lourenço PPP. Out of the total amount invested by the Company, R$ 1.1 billion has not affected the Company’s cash.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of September 30, 2017, the Company operated water and sewage services in 367 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 367 municipalities. As of September 30, 2017, the Company had 369 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$ 4,345 as of September 30, 2017 (R$ 4,345 as of December 31, 2016).

As of September 30, 2017, 53 concession agreements (54 as of December 31, 2016) had expired and are being negotiated. From October 1, 2017 to 2030, 32 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By September 30, 2017, 284 program and services contracts were signed (281 contracts as of December 31, 2016).

As of September 30, 2017, the carrying amount of the underlying assets used in the 53 municipalities under negotiation totaled R$ 6,616,613, accounting for 20.24% of the total, and the related gross revenue for the nine-month period ended September 30, 2017 totaled R$ 1,255,378, accounting for 11.26% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 53.64% of the gross revenues on September 30, 2017 (55.35% on September 30, 2016) and 48.46% of intangible assets (46.57% on December 31, 2016).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the nine-month period ended September 30, 2017 totaled R$ 251,212 (R$ 206,908 in the period ended September 30, 2016) and the intangible asset was R$ 299,011 on September 30, 2017 (R$ 303,540 on December 31, 2016).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016. The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

In September 2017, the reservoirs of the São Paulo Metropolitan Region stored approximately 996.7 billion liters of treatment water, versus approximately 831.9 billion litters in September 2016. The month of October marks the beginning of a new hydrological year, 2017/2018 which, under normal conditions, the period from October to March presents the highest rainfall and, consequently, the highest water inflow into the reservoirs. The water year ended in September recorded rainfall indexes close to the historical average, with the Cantareira System receiving 91% of the expected rainfall, while the Alto Tietê System received 80% and the Guarapiranga System 106%. Together, these are the main systems of the São Paulo Metropolitan Region.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

At the end of 2017 and beginning of 2018 two important projects aimed to increase water security in the São Paulo Metropolitan Region are expected to be concluded, as follows: (i) the Jaguarí-Atibainha interconnection, which will allow the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System, and which is 90.3% complete; and (ii) the construction of the São Lourenço Production System, which will expand water production and capacity by 6.4 m³/s, and which is 81.1% complete.

Management expects that with the normalization of rainfall, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

Corporate restructuring

As of May 12, 2017, the Board of the State Privatization Program approved:

(i) the conducting of studies for SABESP’s Capitalization (as defined below);

(ii)     the hiring, by SABESP, of the International Finance Corporation, which is associated with the World Bank;

(iii)   the execution of an agreement between SABESP and the State Government through the Water Resources and Sanitation Department and the Treasury Department, in order to define the scope of the contract and control the relationship between the parties, including a proportional expense reimbursement.

The proposed Capitalization provides for the creation of a corporation to directly control SABESP through the transfer of the shares held by the State of São Paulo to the capital stock of the new corporation. The State of São Paulo will continue holding a sufficient number of shares to ensure SABESP’s control, as provided for in law. The objective of the Capitalization is to overcome a situation that restricts investments designed to preserve the expansion of activities to ensure the universalization of basic sanitation services offered by the Company.

The Capitalization may provide for the admission of institutional investors to contribute financial resources to the capital stock of the new company, strengthening SABESP’s corporate governance and business efficiency in order to promote and accelerate the universalization of sanitation services in the State of São Paulo.

As of  September 15, 2017, Law 16,525 was sanctioned, enacted and published; it provides for the corporate reorganization of Companhia de Saneamento Básico de São Paulo - SABESP and sets forth other provisions.

The main provisions of the Law are:

•         The Executive branch is authorized to establish a corporation, governed by Federal Law 6,404/76, to hold basic sanitation and other assets, whose exploration relates to its main purpose ("Parent Company");

•         The objective of the Parent Company is, among others:

(i)        Control SABESP;

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

(ii)      Hold the ownership, manage and explore assets of any nature, aiming the universalization and efficiency of basic sanitation services in the State of São Paulo;

(iii)    Structure and implement funding operations to strengthen its ability to execute strategies and initiatives in the basic sanitation sector;

(iv)    Assist the State of São Paulo and other federal entities in the implementation of public policies in the basic sanitation sector;

(v)      Explore other business opportunities related to the basic sanitation sector inside and outside the State of São Paulo, supported by SABESP;

(vi)    Use legally appropriate contractual and corporate arrangements to fulfill its corporate purpose, including the creation of wholly-owned subsidiaries, formation of consortia and holding interests in other public or private companies, provided that approved by the Board of Directors.

•         The Government will hold ownership of most of the common shares of the Parent Company; other shareholders may also hold minority interests in the Parent Company;

•         Private shareholders will be allowed in the Parent Company in order to contribute capital, add value to the business and strengthen the Company’s and the Parent Company’s corporate governance, provided that they do not restrict the capacity of the São Paulo State Government to guide them in the attainment of the public interest that justified their creation;

•         The São Paulo State Government is authorized to pay-in its interest in the Parent Company’s capital through the transfer of the shares it holds in SABESP;

•         The Parent Company and SABESP may acquire shares from other state-owned or private companies that have potential synergy with SABESP’s activities;

•         The Parent Company may increase SABESP’s capital to pay-in in cash or with assets, inclusive by holding a tender offer in the capital market; and

•         The São Paulo State Government is authorized to sell or encumber the Parent Company’s shares or its respective subscription rights, provided that the ownership of most of the common shares is maintained;

•         The State Government may waive its preemptive right to subscribe to shares in future capital increases of the Parent Company, in order to enable contributions from new shareholders without losing its the control;

•         The São Paulo State Government will mandatorily allocate at least 30% of the proceeds from the sale of the Parent Company’s shares to investments in basic sanitation projects;

•         A management agreement will be entered into by the São Paulo State Government, the Parent Company and SABESP to strengthen the companies’ administrative and financial efficiency;

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

(i)    The execution of the management agreement will be preceded by the assumption of SABESP’s control by the Parent Company and will establish performance targets related to the reduction of water losses and the universalization of basic sanitation services provided by SABESP;

(ii)  The management agreement will also provide for the increase in the companies’ managerial autonomy regarding:

-  the definition of a personnel policy;

-  procedures for bids and the contracting of suppliers and service providers;

-  cash management, treasury operations, bank payments of salaries and suppliers; and

-    autonomy for the general shareholders’ meeting to establish the salaries and other types of compensation to members of management, based on the limits and parameters established in the management agreement;

(iii) The agreement will be valid for five years, but may be renegotiated and successively renewed.

The interim financial information was approved by the Board of Directors on November 14, 2017.

2                   Basis of preparation and presentation of the financial statements

Presentation of the interim financial information

The interim financial information as of September 30, 2017, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this interim financial information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for September 30, 2017, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2016, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, the interim financial information as of September 30, 2017 was not fully completed due to redundancies with the information presented in the annual financial statements of December 31, 2016 and, as provided for in Official Letter/CVM/SNC/SEP no. 003/2011. In this interim financial information, the notes below was either not presented or are not as detailed as those in the annual financial statements:

i.       Summary of significant accounting policies (Note 3);

ii.       Changes in accounting practices and disclosures (Note 4);

iii.       Risk Management – Financial Instruments (Note 5.4);

iv.       Key Accounting Estimates and Judgments (Note 6);

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

v.       Related-Party Balances and Transactions (Note 10);

vi.       Investments (Note 12);

vii.      Intangible Assets (Note 14);

viii.      Borrowings and Financing (Note 16);

ix.       Deferred Taxes and Contributions (Note 18);

x.       Provisions (Note 19);

xi.       Employees Benefits (Note 20);

xii.       Equity (Note 22);

xiii.      Insurance (Note 25);

xiv.      Financial Income (Expenses) (Note 28).

All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

3                   Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information for the quarter ended September 30, 2017 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2016. These policies are disclosed in Note 3 to the Annual Financial Statements.

4                   Risk management

4.1 Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of
R$ 5,435,102 as of September 30, 2017 (R$ 5,692,984 as of December 31, 2016). Below, the Company’s exposure to exchange risk:

	September 30, 2017		December 31, 2016
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,193,902	3,782,282	1,241,963	4,047,682
Borrowings and financing – Yen	57,304,600	1,611,978	57,643,930	1,609,419
Interest and charges from borrowings and financing – US$		37,480		25,114
Interest and charges from borrowings and financing – Yen		3,362		10,769
Total exposure		5,435,102		5,692,984
Borrowing cost – US$		(28,104)		(29,650)
Borrowing cost – Yen		(3,074)		(2,971)
Total foreign currency-denominated borrowings (Note 15)		5,403,924		5,660,363

The 4.5% decrease in foreign-currency denominated debt on September 30, 2017 compared to December 31, 2016, was mainly due to the following:

1)         Exchange rate changes, due to the 2.8% depreciation in the US dollar, from R$ 3.2591 as of December 31, 2016 to R$ 3.1680 as of September 30, 2017. The US dollar-denominated debt accounts for 70.2% of foreign currency-denominated debts; and

2)        Partial amortization of the BID 713, BID 2202 and AB Loan agreements.

As of September 30, 2017, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the nine-month period ended September 30, 2017 would have been R$ 543,510 (R$ 569,298 for the year ended December 31, 2016), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of September 30, 2017 (Liabilities) in US$	1,193,902	1,193,902	1,193,902

US$ rate as of September 30, 2017	3.1680	3.1680	3.1680
Exchange rate estimated according to the scenario	3.3000	4.1250	4.9500
Differences between the rates	(0.1320)	(0.9570)	(1.7820)

Effect on net financial result R$ - (loss)	(157,595)	(1,142,564)	(2,127,533)

Net currency exposure as of September 30, 2017 (Liabilities) in Yen	57,304,600	57,304,600	57,304,600

Yen rate as of September 30, 2017	0.02813	0.02813	0.02813
Exchange rate estimated according to the scenario	0.02890	0.03613	0.04336
Differences between the rates	(0.00077)	(0.00800)	(0.01523)

Effect on net financial result R$ - (loss)	(44,125)	(458,437)	(872,749)

Total effect on net financial result in R$ - (loss)	(201,720)	(1,601,001)	(3,000,282)

(*) For the probable scenario in US dollar, the exchange rate estimated for September 30, 2018 was used, pursuant to the Focus Report-BACEN of September 30, 2017, while for the Yen, the average exchange rate was considered for the 12-month period after September 30, 2017, according to B3’s Reference Rates report of September 30, 2017.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	September 30, 2017	December 31, 2016
TR(i)	1,569,328	1,535,030
CDI(ii)	1,144,391	1,082,228
TJLP(iii)	1,391,026	1,326,631
IPCA(iv)	1,714,665	1,697,452
LIBOR(v)	2,673,483	2,906,999
Interest and charges	129,017	142,644
Total	8,621,910	8,690,984

(i)  TR – Interest Benchmark Rate

(ii) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of September 30, 2017, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2017 would have been R$ 86,219 (R$ 86,910 as of December 31, 2016), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)         Credit risk

Credit risk arises from cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of September 30, 2017 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties at the end of reporting period. See additional information in Notes 6, 7, 8 and 9.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	September 30, 2017	December 31, 2016
Cash at bank and short-term bank deposits
AA+(bra)	2,055,532	1,850,220
AAA(bra)	35,908	35,452
Other (*)	9,560	549
	2,101,000	1,886,221

(*) This category includes current accounts and investment funds in banks (the balances of which were not material).

The available credit rating information of the banks, as at September 30, 2017, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAA-
Brazilian Federal Savings Bank	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c)         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

	October to December					2022
	2017	2018	2019	2020	2021	onwards	Total
As at September 30, 2017
Liabilities Borrowings and financing	304,994	2,186,206	2,285,252	2,601,131	1,116,159	6,362,472	14,856,214
Trade payables and contractors	284,833	-	-	-	-	-	284,833
Services payable	386,209	-	-	-	-	-	386,209
Public-Private Partnership – PPP (*)	13,562	363,237	363,237	363,237	363,237	5,452,092	6,918,602
Program contract commitments	69,747	79,123	64,860	884	1,023	16,906	232,543

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2017, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

September 30, 2017
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,017,665	7.0000%(*)	5.2500%	3.5000%
Financial income		141,237	105,927	70,618

Liabilities
CDI	(1,144,391)	7.0000%(*)	5.2500%	3.5000%
Interest to be incurred		(80,107)	(60,081)	(40,054)

CDI net exposure	873,274	61,130	45,846	30,564

Liabilities
TR	(1,569,328)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,714,665)	4.0600%(*)	5.0750%	6.0900%
Expenses to be incurred		(69,615)	(87,019)	(104,423)

TJLP	(1,391,026)	7.0000% (*)	8.7500%	10.5000%
Interest to be incurred		(97,372)	(121,715)	(146,058)

LIBOR	(2,673,483)	1.5572% (**)	1.9466%	2.3359%
Interest to be incurred		(41,631)	(52,042)	(62,450)

Total net expenses to be incurred		(147,490)	(214,932)	(282,370)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, September 30, 2017) and long-term interest rate at September 30, 2017 (BACEN).
(**) Source: Bloomberg
(***)Source: B3

(i)  Refers to the scenario of interest to be incurred for the 12 months as of September 30, 2017 or until the maturity of the agreements, whichever is shorter.

4.2  Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

	September 30, 2017	December 31, 2016
Total borrowings and financing (Note 15)	11,887,771	11,964,143
(-) Cash and cash equivalents (Note 6)	(2,101,000)	(1,886,221)
Net debt	9,786,771	10,077,922
Total equity	17,263,187	15,419,211
Total capital	27,049,958	25,497,133
Leverage ratio	36%	40%

As of September 30, 2017, the leverage ratio decreased to 36% from the 40% as of December 31, 2016, mainly due to the increase in shareholders’ equity, generated by the result recorded from January to September 2017.

4.3  Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4  Financial instruments

As of September 30, 2017 and December 31, 2016, the Company did not have financial assets classified as fair value through profit or loss, held to maturity and available for sale neither financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

The estimated fair values of financial instruments are as follows:

Financial assets

	September 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,101,000	2,101,000	1,886,221	1,886,221
Restricted cash	15,229	15,229	24,078	24,078
Trade receivables	1,738,933	1,738,933	1,711,306	1,711,306
Water National Agency – ANA	73,363	73,363	81,221	81,221
Other receivables	231,978	231,978	167,369	167,369

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$ 826,530 as of September 30, 2017 (R$ 871,709 as of December 31, 2016), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and Note 10 to the Annual Financial Statements of December 31, 2016. Part of this balance, totaling R$ 728,143 (R$ 788,180 as of December 31, 2016), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	September 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	11,887,771	11,882,054	11,964,143	11,776,178
Trade payables and contractors	284,833	284,833	311,960	311,960
Services payable	386,209	386,209	460,054	460,054
Program contract commitments	211,297	211,297	178,093	178,093
Public-Private Partnership - PPP	2,783,204	2,783,204	2,249,418	2,249,418

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of September 30, 2017, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2016. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

5                   Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession and program contracts, (iii) provisions, (iv) pension benefits, and (v) deferred income tax and social contribution, and are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2016.

6                   Cash and cash equivalents

	September 30, 2017	December 31, 2016
Cash and banks	83,335	137,395
Cash equivalents	2,017,665	1,748,826
	2,101,000	1,886,221

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (remunerated based on the variation of the Interbank Deposit Certificates (CDI) interest rates), entered into with Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of September 30, 2017, the average yield of financial investments corresponds to 99.45% of CDI (99.24% as of December 31, 2016).

7                    Restricted cash

	September 30, 2017	December 31, 2016

Agreement with the São Paulo municipal government (i)	7,931	15,858
Brazilian Federal Savings Bank – escrow deposits (ii)	1,777	2,989
Other	5,521	5,231
	15,229	24,078

(i)      Refers to the amount deducted from the 7.5% of Municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)    Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

8	Trade receivables (a) Statement of financial position details	September 30, 2017	December 31, 2016
	Private sector:
	General and special customers (i) (ii)	1,162,777	1,205,498
	Agreements (iii)	330,856	315,351
		1,493,633	1,520,849
	Government entities:
	Municipal	537,441	520,950
	Federal	4,028	3,414
	Agreements (iii)	288,535	279,449
		830,004	803,813
	Wholesale customers – Municipal governments: (iv)
	Guarulhos	783,555	778,106
	Mauá	514,875	467,775
	Mogi das Cruzes	2,684	2,527
	Santo André	1,022,367	946,045
	São Caetano do Sul	5,147	2,371
	Diadema	222,671	222,671
	Total wholesale customers – Municipal governments	2,551,299	2,419,495
	Unbilled supply	511,776	481,389
	Subtotal	5,386,712	5,225,546
	Allowance for doubtful accounts	(3,647,779)	(3,514,240)
	Total	1,738,933	1,711,306
	Current	1,581,066	1,557,472
	Noncurrent	157,867	153,834
		1,738,933	1,711,306

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

(i)    General customers - residential and small and mid-sized companies

(ii)   Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.);

(iii)Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements; and

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

As of August 28, 2017, the Company and the Guarulhos Water and Sewage Autonomous Service ("SAAE"), resolved to continue preparing: (i) a legal agreement for the installment payment of SAEE’s debits with SABESP; and (ii) interdependence agreement to regulate wholesale water supply by SABESP.

The main items of the Proposal for the Debt Negotiation Agreement are:

I. Interdependence agreement to regulate wholesale water supply by SABESP:

a)      Creation of a guarantee of payment to SABESP for the fiduciary sale of SAAE receivables, with automatic separation of the amounts due to SABESP by the bank centralizing payments to SAEE; and

b)     As a result of the provision of the guarantee and the automatic payment, there will be a 20% discount on the monthly billed amount of wholesale water supply services.

II.  Legal agreement for the installment payment of SAEE’s debits with SABESP:

a)      Debt payment in 480 monthly installments, at an interest rate of 0.5% p.m., adjusted by the IPCA inflation index; and

b)     A 30% discount on the municipality’s debt of R$ 2.9 billion with SABESP, subject to timely payment during the installment period.

It is worth noting that the implementation of the items above depends on prior approval by SABESP’s Board of Directors, as well as other approvals to be established by each party and obtained prior to the signature of any binding document.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

(b)         The aging of trade receivables is as follows

	September 30, 2017	December 31, 2016
Current	1,382,862	1,337,503
Past-due:
Up to 30 days	288,285	263,157
From 31 to 60 days	88,467	148,927
From 61 to 90 days	69,083	53,268
From 91 to 120 days	54,087	109,138
From 121 to 180 days	126,474	124,001
From 181 to 360 days	198,138	203,837
Over 360 days	3,179,316	2,985,715
Total past-due	4,003,850	3,888,043
Total	5,386,712	5,225,546

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court.

(c)         Allowance for doubtful accounts

	January to September 2017	January to September 2016

Balance at beginning of the period	3,514,240	3,307,793
Private sector /government entities	57,170	121,930
Recoveries	(99,197)	(141,698)
Wholesale customers	182,149	231,891

Net additions for the period	140,122	212,123

Write-offs in the period referring to accounts receivable	(6,583)	(19,603)

Balance at the end of the period	3,647,779	3,500,313

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Reconciliation of estimated losses of income	July to September 2017	January to September 2017	July to September 2016	January to September 2016

Write-offs	(31,065)	(133,035)	(45,956)	(128,088)
Losses/(reversal) with state entities (related parties)	23,082	23,211	(842)	(4,403)
Losses/(reversal) with private sector/government entities	(8,889)	(57,170)	(91,199)	(121,930)
Losses/(reversal) with wholesale customers	(18,456)	(19,683)	-	2,542
Recoveries	69,708	99,197	48,289	141,698

Amount recorded as selling expenses	34,380	(87,480)	(89,708)	(110,181)

Wholesale sales losses, amounting to R$ 66,776 from July to September 2017 and R$ 162,466 from January to September 2017 (R$ 83,463 from July to September 2016 and R$ 234,433 from January to September 2016), were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its total revenues.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

9                   Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	September 30, 2017	December 31, 2016
Accounts receivable
Current:
Sanitation services	105,833	134,005
Allowance for losses	(33,413)	(56,624)
Reimbursement for retirement and pension benefits paid (G0)
- monthly flow (payments)	15,441	22,696
- GESP Agreement – 2008	32,966	56,512
- GESP Agreement – 2015	54,379	39,816
“Se Liga na Rede” program (l)	1,990	6,148

Total current	177,196	202,553

Noncurrent:
Agreement for the installment payment of sanitation services	23,977	-
Reimbursement for retirement and pension benefits paid (G0)
- GESP Agreement – 2008	-	18,838
- GESP Agreement – 2015	625,357	650,318

Total noncurrent	649,334	669,156

Total receivables from shareholders	826,530	871,709

Assets:
Sanitation services	96,397	77,381
Reimbursement of additional retirement and pension benefits (G0)	728,143	788,180
“Se Liga na Rede” program (l)	1,990	6,148

Total	826,530	871,709

Liabilities:
Interest on capital payable to related parties	-	351,788
Other (g)	881	1,853

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

	July to September 2017	January to September 2017	July to September 2016	January to September 2016

Revenue from sanitation services	110,927	341,789	113,740	326,513
Payments received from related parties	(116,267)	(351,764)	(108,459)	(305,098)

Receipt of GESP reimbursement referring to Law 4819/58	(42,038)	(127,942)	(32,267)	(104,592)

(b)         Contingent assets - GESP (not recorded)

As of September 30, 2017 and December 31, 2016, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), named “Disputed amounts receivable”, totaling R$ 995,351 and R$ 937,035, respectively.

(c)         Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE, among which an arbitration proceeding related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant, resulting in financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments with EMAE aimed to fully and completely settle the disputes involving the two companies.

Pursuant to the terms of Clause Two of the agreement, the transaction was subject to the condition precedent of approval by the competent bodies of EMAE. However, on October 19, 2017, SABESP and EMAE entered into the First Amendment to the Private Transaction Agreement and Other Covenants to remove the condition precedent related to the need for approval of the Agreement by EMAE’s shareholders’ meeting; the other terms and conditions of the transaction were maintained.

All litigation between SABESP and EMAE will cease permanently after ratification of the agreement, which has already occurred on the Arbitration Chamber.

The agreement involves the payment by SABESP to EMAE of the following amounts:

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

-  R$ 6,610 annually, adjusted for inflation from the signature date of this instrument, based on the IPCA or on any other index that may replace it, to the last business day of October of each fiscal year, of which (i) the first annual payment until the last business day of October 2017 and (ii) the last payment until the last business day of October 2042; and

-   R$ 46,270, in five annual and successive installments, adjusted for inflation based on the IPCA, or on any other index that may replace it, the first installment of R$ 9,254 maturing on April 30, 2017 which was paid after occurrence of the conditions precedent, and the remaining 4 (four) installments, of the same amount, due on every April 30 (thirty) of the subsequent years, or the first subsequent business day.

In October 2017, the first installments mentioned above were paid.

At the same time, on April 11, 2016, the Company was served with process filed by EMAE’s minority shareholders against the São Paulo State. The plaintiffs of these lawsuits are seeking a decision that requires the State to prohibit SABESP from extracting water from these reservoirs without paying a financial compensation to EMAE and that allows EMAE to pump water from the reservoirs to its hydroelectric power plant. The plaintiffs of this lawsuit claim that the State, as EMA’s controlling shareholder, acted against EMAE and in favor of SABESP.

As of August 7, 2017, the Company was once again served with process in a citizen suit filed by Alvaro Luiz de Lima de Alvares Otero against ANEEL, EMAE and SABESP requesting the annulment of ANEEL order 3,431/16, which consents to the above transaction. The plaintiff claims that the act is illegal and harmful, compromises the operational feasibility of the Henry Borden hydroelectric power plant and jeopardizes the energy security of the São Paulo State, the Southeast region and Brazil. Finally, the plaintiff requests SABESP to indemnify EMAE, at an amount to be calculated.

If SABESP can no longer extract water from these reservoirs, it will have to transport water from more distant places, increasing water transportation costs, which may jeopardize the Company’s ability to provide an appropriate service in the region.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)         Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

(f)          Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From July to September 2017 and in the same period in 2016, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 2,102 and
R$ 2,449, respectively, and, from January to September 2017 and 2016, they amounted to R$ 7,237 and R$ 7,659, respectively.

From July to September 2016 and 2017, and from January to September 2017 there were no expenses related to employees assigned by other entities, but totaled R$ 10 from January to September 2016.

(g)         Services obtained from state government entities

As of September 30, 2017 and December 31, 2016, SABESP had an outstanding amount payable of R$ 881 and
R$ 1,853, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of September 30, 2017 and December 31, 2016, the Company had an amount of R$ 969 related to a free land lent to DAEE (Department of Water and Electricity).

(i)          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of September 30, 2017 amounted to R$ 747,496 (R$ 753,170 as of December 31, 2016), according to Note 19 (b).

(j)          Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers from July to September 2017 amounted to R$ 989 (R$ 951 from July  to September 2016). From January to September 2017, these expenses totaled R$ 2,884 (R$ 2,874 from January to September 2016). An additional amount of R$ 124, related to the bonus program paid to Executive Officers, was recorded from July to September 2017 (R$ 124 from July to September 2016). From January to September 2017, the bonus totaled R$ 432 (R$ 371 from January to September 2016).

(k)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. on March 30, 2012, and with Attend Ambiental S.A. on May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,554	8,954	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	5,685	11,314	CDI + 1.2% p.a.	(ii)
Aquapolo Ambiental	19,000	10,913	29,913	CDI + 1.2% p.a.	(iii)
Total	30,029	20,152	50,181

(i)  The loan agreement with SPE Attend  Ambiental  S/A  matures  within  180  days,  from  the  date when  the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has been renegotiated between the parties.

(ii)   The R$ 5,629 loan agreement originally expired on April 30, 2016. As of April 7, 2016, an amendment to the agreement changed the payment schedule for four annual installments, the first of which maturing on December 30, 2018 and the last on December 30, 2021; and

(iii) The loan agreement totaling R$ 19,000 originally expired on April 30, 2015, but was extended to October 30, 2015. On April 7, 2016 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As a result of the renegotiations, the principal, in the amount of R$ 30,029, and interest, in the amount of R$ 20,152, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon. As of September 30, 2017, the balance of principal and interest rates of these agreements was R$ 50,181 (R$ 52,407 as of December 31, 2016). From January to September 2017, a financial income recognized was R$ 3,881 (R$ 6,096 from January to September 2016).

(l)          “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law no. 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of September 30, 2017, the program total amount was R$ 81,080 (R$ 79,274 as of December 31, 2016), R$ 1,990 (R$ 6,148 as of December 31, 2016) recorded in balances receivable from related parties, the amount of R$ 36,721 (R$ 34,915 as of December 31, 2016) recorded in the group of intangible assets and R$ 42,369 (R$ 38,211 as of December 31, 2016) reimbursed by GESP.

10                Water National Agency – ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program ".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of September 30, 2017, the balances of assets and liabilities were R$ 73,363 (R$ 81,221 as of December 31, 2016), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity method.

See additional information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2016.

(a)         Summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity		Profit (loss) for the period
	September 30, 2017	December 31, 2016	January to September 2017	January to September 2016
Sesamm	42,432	37,198	5,234	4,368
Águas de Andradina	16,157	16,161	(4)	1,507
Águas de Castilho	4,377	3,706	671	573
Saneaqua Mairinque	4,641	4,090	551	383
Attend Ambiental	7,058	3,925	3,133	492
Aquapolo Ambiental	14,472	12,340	2,132	(501)
Paulista Geradora de Energia	8,450	8,469	(19)	(37)

Company	Investments		Equity in the earnings (losses) of subsidiaries		Interest percentage
	September 30, 2017	December 31, 2016	January to September 2017	January to September 2016	September 30, 2017	December 31, 2016
Sesamm	15,275	13,391	1,884	1,572	36%	36%
Águas de Andradina	4,848	4,849	(1)	452	30%	30%
Águas de Castilho	1,313	1,112	201	172	30%	30%
Saneaqua Mairinque	1,392	1,227	165	115	30%	30%
Attend Ambiental	3,176	1,766	1,410	221	45%	45%
Aquapolo Ambiental	7,092	6,047	1,045	(245)	49%	49%
Paulista Geradora de Energia	2,112	2,117	(5)	(9)	25%	25%
Total	35,208	30,509	4,699	2,278
Other investments	587	587
Overall total	35,795	31,096

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

12                Investment properties

As of September 30, 2017, the balance of “Investment properties”, mainly composed of land, is R$ 57,900 (December 31, 2016 – R$ 57,968). As of September 30, 2017 and December 31, 2016, the market value of these properties is approximately R$ 402,000 and R$ 404,000, respectively.

	December 31, 2016	Write-offs and disposals	Depreciation	September 30, 2017

Investment properties	57,968	(8)	(60)	57,900
Total	57,968	(8)	(60)	57,900

	December 31, 2015	Transfers	Reversal of allowance for losses	Depreciation	September 30, 2016

Investment properties	56,957	1,647	9	(79)	58,534
Total	56,957	1,647	9	(79)	58,534

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

13                Intangible Assets

(a)         Statement of financial position details

	September 30, 2017			December 31, 2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	9,235,564	(1,799,392)	7,436,172	9,222,543	(1,739,588)	7,482,955
Agreements – economic value	2,065,930	(615,005)	1,450,925	1,925,361	(543,709)	1,381,652
Program contracts	9,905,536	(2,909,000)	6,996,536	9,209,367	(2,633,346)	6,576,021
Program contracts – commitments	1,057,494	(193,659)	863,835	991,848	(168,632)	823,216
Services contracts – São Paulo	18,816,161	(3,326,989)	15,489,172	17,457,658	(2,904,951)	14,552,707
Software license	650,043	(202,264)	447,779	575,494	(145,257)	430,237
Total	41,730,728	(9,046,309)	32,684,419	39,382,271	(8,135,483)	31,246,788

(b)         Changes

	December 31, 2016	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	September 30, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	299,967	(250,679)	2,078	25,734	(1,892)	(121,991)	7,436,172
Agreements – economic value	1,381,652	139,710	-	8	2,612	(1,008)	(72,049)	1,450,925
Program contracts	6,576,021	398,614	250,679	4,834	(1,784)	(3,690)	(228,138)	6,996,536
Program contracts – commitments	823,216	65,647	-	-	-	-	(25,028)	863,835
Services contracts – São Paulo	14,552,707	1,386,417	-	6,460	(18,929)	(4,816)	(432,667)	15,489,172
Software license	430,237	64,755	-	-	6,489	-	(53,702)	447,779
Total	31,246,788	2,355,110	-	13,380	14,122	(11,406)	(933,575)	32,684,419

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

	December 31, 2015	Additions	Contract renewal	Allowance for losses	Transfers	Write-offs and disposals	Amortization	September 30, 2016
Intangible right arising from:
Agreements – equity value	7,287,630	209,580	(5,253)	(1,214)	18	(4,856)	(125,285)	7,360,620
Agreements – economic value	1,353,020	83,585	-	-	(23)	(1)	(56,482)	1,380,099
Program contracts	6,288,575	377,176	5,253	(634)	1,324	(1,532)	(198,600)	6,471,562
Program contracts – commitments	850,530	4,832	-	-	-	-	(24,825)	830,537
Services contracts – São Paulo	12,367,017	1,940,775	-	1,749	8,707	(713)	(398,381)	13,919,154
Software license	366,854	65,290	-	-	(167)	-	(27,749)	404,228
Total	28,513,626	2,681,238	-	(99)	9,859	(7,102)	(831,322)	30,366,200

In February 2017, the Company started operations in the municipality of Santa Branca and, in the second quarter of 2017, it entered into a contract program with the municipalities of Santa Cruz do Rio Pardo and Cândido Rodrigues. In the third quarter of 2017, the Company renewed a program contract with the municipality of Itaquaquecetuba; all these contracts are valid for 30 years.

(c)         General information

During the period ended September 30, 2017 there were no relevant changes in the criteria to account for intangible assets and types of contracts. Further information is included in Note 14 (d) to the Annual Financial Statements as of December 31, 2016.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$ 129,425 and R$ 109,042 as of September 30, 2017 and December 31, 2016, respectively, and noncurrent liabilities in the amount of R$ 81,872 and R$ 69,051 as of September 30, 2017 and December 31, 2016, respectively.

(d)        Capitalization of interest and other finance charges

From January to September 2017, the Company capitalized interest and inflation adjustment in concession intangible assets totaling R$ 476,719, including the São Lourenço Production System and Leases (R$ 496,507 from January to September 2016), during the construction period.

(e)         Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by  third parties, in such case, the margin of the Company  is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. As of September 30, 2017 and 2016, the margin was 2.3%.

Construction margin from July to September and the same period in 2016 was R$ 18,405 and R$ 24,339, respectively, and from January to September 2017 and the same period in 2016, was R$ 49,299 and
R$ 57,006, respectively.

The amounts related to revenue and construction costs are presented in Note 23.

(f)          Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From July to September 2017, the total amount related to expropriations was R$ 8,111 and from January to September 2017, expropriations totaled R$ 12,894 (R$ 5,466 from July to September 2016 and R$ 33,880 from January to September 2016).

(g)         Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of September 30, 2017 and December 31, 2016, the amounts recognized as intangible asset related to this PPP were R$ 373,724 and R$ 382,103, respectively.

Between January and September 2017, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of September 30, 2017 and December 31, 2016 are shown in the next table.

On a monthly basis, SABESP assigns funds from tariffs to the SPE SPAT Saneamento S/A (formerly CAB Sistema Produtor Alto Tietê S/A), in the amount of R$ 9,773, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

São Lourenço Production System

As of September 30, 2017 and December 31, 2016, the carrying amount recorded in the Company’s intangible assets, related to this PPP, totaled R$ 2,521,666 and R$ 1,951,538, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of September 30, 2017, was approximately 81.10%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. As of September 30, 2017, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of September 30, 2017 and December 31, 2016 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2017.

	September 30, 2017			December 31, 2016
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	33,865	284,363	318,228	31,898	309,858	341,756
São Lourenço	-	2,464,976	2,464,976	-	1,907,662	1,907,662

Total	33,865	2,749,339	2,783,204	31,898	2,217,520	2,249,418

(h)                        Works in progress

As of September 30, 2017, the amount of R$ 9,884 million is recorded under intangible assets as work in progress
(R$ 9,156 million as of December 31, 2016), and in the period ended September 30, 2017, the major projects are located in the municipalities of São Paulo, Franca and Itanhaém, totaling R$ 6,222 million (including R$ 2,522 million from PPP São Lourenço), R$ 247 million and R$ 246 million, respectively.

(i)          Amortization of intangible assets

The amortization average rate totaled 4.0% and 3.9% as of September 30, 2017 and 2016, respectively.

(j)          Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

14                Property, plant and equipment

(a)         Statement of financial position details

	September 30, 2017			December 31, 2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,507	-	92,507	92,494	-	92,494
Buildings	79,009	(36,073)	42,936	77,548	(34,286)	43,262
Equipment	326,641	(218,376)	108,265	338,696	(189,556)	149,140
Transportation equipment	10,945	(7,048)	3,897	11,141	(6,610)	4,531
Furniture and fixtures	23,675	(12,459)	11,216	23,633	(11,647)	11,986
Other	1,163	(247)	916	1,181	(211)	970
Total	533,940	(274,203)	259,737	544,693	(242,310)	302,383

(b)         Changes

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,355	-	(1,767)	42,936
Equipment	149,140	12,080	(15,445)	(69)	(37,441)	108,265
Transportation equipment	4,531	-	33	(10)	(657)	3,897
Furniture and fixtures	11,986	276	(63)	(35)	(948)	11,216
Other	970	-	(15)	-	(39)	916
Total	302,383	12,442	(14,122)	(114)	(40,852)	259,737

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2016
Land	102,708	-	(10,214)	-	-	92,494
Buildings	45,891	-	54	-	(1,771)	44,174
Equipment	162,218	22,036	(6,007)	(110)	(23,886)	154,251
Transportation equipment	5,692	96	15	-	(705)	5,098
Furniture and fixtures	8,418	336	4,646	(8)	(1,281)	12,111
Other	149	845	-	-	(11)	983
Total	325,076	23,313	(11,506)	(118)	(27,654)	309,111

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 3.0%; equipment- 16.7%; transportation equipment - 10% and furniture, fixture and equipment - 6.9%. Lands are not depreciated.

The depreciation average rate was 12.7% and 10.8%, as of September 30, 2017 and 2016, respectively.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

15                Borrowings and Financing

Borrowings and financing outstanding balance	September 30, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,490	103,441	144,931	40,967	120,343	161,310
12th issue debentures	45,450	306,062	351,512	45,450	340,165	385,615
14th issue debentures	40,303	146,782	187,085	39,802	178,571	218,373
15th issue debentures	343,305	342,601	685,906	97,692	672,657	770,349
17th issue debentures	144,391	774,734	919,125	140,144	904,094	1,044,238
18th issue debentures	32,852	212,146	244,998	32,436	223,840	256,276
19th issue debentures	-	-	-	199,461	-	199,461
20th issue debentures	-	496,545	496,545	-	495,533	495,533
21st issue debentures	-	499,633	499,633	-	-	-
Brazilian Federal Savings Bank	65,759	1,150,531	1,216,290	59,199	1,088,160	1,147,359
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,742	20,928	37,670	16,603	33,207	49,810
Brazilian Development Bank - BNDES PAC	11,116	52,682	63,798	10,987	60,293	71,280
Brazilian Development Bank - BNDES PAC II 9751	4,324	24,010	28,334	4,288	27,007	31,295
Brazilian Development Bank - BNDES PAC II 9752	2,361	20,069	22,430	2,341	21,659	24,000
Brazilian Development Bank - BNDES ONDA LIMPA	23,413	151,954	175,367	23,219	168,083	191,302
Brazilian Development Bank - BNDES TIETÊ III	30,306	287,723	318,029	30,054	307,862	337,916
Brazilian Development Bank - BNDES 2015	4,010	402,948	406,958	-	233,967	233,967
Leases	19,056	539,976	559,032	14,914	537,602	552,516
Other	1,319	9,796	11,115	746	10,829	11,575
Interest and charges	115,089	-	115,089	121,605	-	121,605
Total in local currency	941,286	5,542,561	6,483,847	879,908	5,423,872	6,303,780

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

  Notes to the Interim Financial Information

Borrowings and financing outstanding balance	September 30, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$ 12,549 thousand (US$ 25,097 thousand in December 2016)	39,755	-	39,755	81,794	-	81,794
Inter-American Development Bank - BID 1212 – US$ 82,225 thousand (US$ 92,503 thousand in December 2016)	32,561	227,927	260,488	33,499	267,979	301,478
Inter-American Development Bank - BID 2202 – US$ 425,438 thousand (US$ 438,071 thousand in December 2016)	74,877	1,258,191	1,333,068	75,143	1,339,803	1,414,946
International Bank of Reconstruction and Development -BIRD – US$ 91,286 thousand (US$ 79,946 thousand in December 2016)	-	288,880	288,880	-	260,224	260,224
Deutsche Bank – US$ 150,000 thousand (US$ 150,000 thousand in December 2016)	118,800	349,741	468,541	-	480,244	480,244
Eurobonds– US$ 350,000 thousand (US$ 350,000 thousand in December 2016)	-	1,106,125	1,106,125	-	1,137,395	1,137,395
JICA 15 – ¥ 13,829,160 thousand (¥ 14,981,590 thousand in December 2016)	32,418	356,596	389,014	32,175	386,111	418,286
JICA 18 – ¥ 12,433,920 thousand (¥ 13,470,080 thousand in December 2016)	29,147	320,369	349,516	28,930	346,889	375,819
JICA 17 – ¥ 1,629,365 thousand (¥ 1,596,251 thousand in December 2016)	2,478	42,627	45,105	1,205	42,675	43,880
JICA 19 – ¥ 29,412,155 thousand (¥ 27,596,009 thousand in December 2016)	-	825,270	825,270	-	768,463	768,463
BID 1983AB (AB Loan) – US$ 82,404 thousand (US$ 106,346 thousand in December 2016)	75,849	181,471	257,320	78,030	263,921	341,951
Interest and charges	40,842	-	40,842	35,883	-	35,883
Total in foreign currency	446,727	4,957,197	5,403,924	366,659	5,293,704	5,660,363

Total borrowings and financing	1,388,013	10,499,758	11,887,771	1,246,567	10,717,576	11,964,143

Exchange rate as of September 30, 2017: US$ 3.1680; ¥ 0.02813 (as of December 31, 2016: US$ 3.2591; ¥ 0.02792).

As of September 30, 2017, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

Domestic currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% (Series 1) and 0.90% (Series 2)
Brazilian Federal Savings Bank	Own funds	2017/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 713 – US$ 12,549 thousand	Government	2017	4.58% (*)	US$
Inter-American Development Bank - BID 1212 – US$ 82,225 thousand	Government	2025	2.74% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 425,439 thousand	Government	2035	2.25% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 91,286 thousand	Government	2034	1.71% (*)	US$
Deutsche Bank US$150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 13,829,160 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥ 12,433,920 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,629,365 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 29,412,155 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB (AB Loan) – US$ 82,404 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(i) Payment schedule – accounting balances as of September 30, 2017

	2017	2018	2019	2020	2021	2022	2023 to 2038	TOTAL
LOCAL CURRENCY
Debentures	58,761	897,791	1,015,736	573,186	374,558	353,760	255,943	3,529,735
Brazilian Federal Savings Bank	15,895	66,935	69,072	71,521	75,218	79,213	838,436	1,216,290
BNDES	22,065	98,287	112,323	94,240	93,793	93,793	538,085	1,052,586
Leases	4,175	30,299	31,784	33,398	35,153	37,060	387,163	559,032
Other	196	1,464	1,367	1,367	1,367	1,367	3,987	11,115
Interest and charges	50,284	64,805	-	-	-	-	-	115,089
TOTAL IN LOCAL CURRENCY	151,376	1,159,581	1,230,282	773,712	580,089	565,193	2,023,614	6,483,847
FOREIGN CURRENCY
BID	39,755	107,438	107,438	107,438	107,438	107,438	1,056,366	1,633,311
BIRD	-	-	9,630	19,260	19,260	19,260	221,470	288,880
Deutsche Bank	-	237,600	230,941	-	-	-	-	468,541
Eurobonds	-	-	-	1,106,125	-	-	-	1,106,125
JICA	1,239	64,043	108,765	108,765	108,765	108,765	1,108,563	1,608,905
BID 1983AB (AB Loan)	-	75,549	56,049	54,606	24,369	24,369	22,378	257,320
Interest and charges	36,005	4,837	-	-	-	-	-	40,842
TOTAL IN FOREIGN CURRENCY	76,999	489,467	512,823	1,396,194	259,832	259,832	2,408,777	5,403,924
Overall Total	228,375	1,649,048	1,743,105	2,169,906	839,921	825,025	4,432,391	11,887,771

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(i)    Main events in the nine-month period ended September 30, 2017

(a)         Debentures

As of January 16, 2017, the Company paid the second installment of the 17th issue of series 1, totaling R$ 140,144.

As of February 15, 2017, the Company fully paid the 15th issue of series 1, totaling R$ 104,809, referring to principal and interest.

As of June 20, 2017, the Company fully paid the 19th debenture issue, totaling R$ 212,648, referring to principal and interest.

As of July 13, 2017, the Company held the 21st issue of unsecured debentures, not convertible into shares, totaling R$ 500,000, in two series, the first of which totaling R$ 150,000, in a single installment maturing on June 15, 2020 and remuneration by the CDI + 0.60% p.a., and the second series, totaling R$ 350,000, in two installments maturing on June 15, 2021 and June 15, 2022, respectively and remuneration by the CDI + 0.90% p.a. The proceeds of the debenture issue will be allocated to refinance financial commitments maturing in 2017 and to recompose the Company’s cash.

The covenants agreed for the 21st issue debentures are:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-  Net debt/EBITDA: lower than or equal to 3.65;

-  Adjusted EBITDA/paid financial expenses: equal to or higher than 1.5;

-  Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The indenture has a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 145 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(b)         BNDES

As of March 15, 2017, the Company raised R$ 170,000, corresponding to agreement BNDES 2015.

(c)         JICA

In 2017, funding totaled R$ 51,113, referring to agreement BZ-P19 (JICA 19).

(d)        BID

In 2017, funding and amortization totaled R$ 33,346 and R$ 73,001, respectively, referring to agreement BID 2202.

In 2017, the partial amortization referring to agreement BID 713 totaled R$ 41,549.

(e)         AB LOAN

In 2017, the amortization totaled R$ 75,610.

(e)         Exchange rate changes

The US dollar exchange decreased 2.8%, from R$ 3.2591 as of December 31, 2016 to R$ 3.1680 on September 30, 2017, decreasing debt by R$ 108,764. In the same period, the Yen increased 0.8%, from R$ 0.02792 as of December 31, 2016 to R$ 0.02813 on September 30, 2017, increasing the Yen debt by R$ 12,034.

(ii)        Covenants

As of September 30, 2017, the Company had met the requirements set forth by its borrowings and financing agreements.

(iii)     Borrowings and financing – Credit Limited

Agent	September 30, 2017
(in millions of reais (*))
Brazilian Federal Savings Bank	1,599
Brazilian Development Bank – BNDES	1,572
Inter-American Development Bank – BID	479
Japan International Cooperation Agency – JICA	246
Other	38
Total	3,934

(*) Exchange rate as of September 30, 2017 (US$ 1.00 = R$ 3.1680; ¥ 1.00 = R$ 0.02813).

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

SABESP in order to comply with its Capex plan relies on a fund-raising plan. Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Additional information on borrowings and financing is presented in Note 16 to the Annual Financial Statements as of December 31, 2016.

16                Taxes payable

(a)         Current assets

	September 30, 2017	December 31, 2016
Recoverable taxes
Income tax and social contribution	-	32,365
Withholding income tax (IRRF) on financial investments	7,317	7,057
Other federal taxes	3,472	2,961
Other municipal taxes	258	250
Total	11,047	42,633

The decrease in recoverable taxes was mainly due to the use of recoverable income tax and social contribution to pay said taxes, due in 2017.

(b)         Current liabilities

	September 30, 2017	December 31, 2016
Taxes and contributions payable
Income tax and social contribution	15,107	-
Cofins and Pasep	59,722	49,132
INSS (Social Security contribution)	34,676	35,376
IRRF (withholding income tax)	3,611	62,771
Other	14,999	21,478
Total	128,115	168,757

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

17           Deferred taxes and contributions

(a)              Statement of financial position details

	September 30, 2017	December 31, 2016
Deferred income tax assets
Provisions	490,112	524,129
Actuarial loss –G1 Plan	85,044	85,044
Pension obligations - G1	165,848	167,922
Donations of underlying asset on concession agreements	55,780	57,317
Credit losses	224,899	266,757
Other	157,783	151,247
Total deferred tax assets	1,179,466	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(467,886)	(492,341)
Capitalization of borrowing costs	(413,888)	(374,512)
Profit on supply to governmental entities	(85,610)	(92,365)
Construction margin	(89,638)	(91,790)
Borrowing costs	(13,894)	(15,063)
Total deferred tax liabilities	(1,070,916)	(1,066,071)

Deferred tax asset, net	108,550	186,345

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(b)              Changes

	December 31, 2016	Net change	September 30, 2017
Deferred income tax assets
Provisions	524,129	(34,017)	490,112
Actuarial loss – G1	85,044	-	85,044
Pension obligations - G1	167,922	(2,074)	165,848
Donations of underlying asset on concession agreements	57,317	(1,537)	55,780
Credit losses	266,757	(41,858)	224,899
Other	151,247	6,536	157,783
Total	1,252,416	(72,950)	1,179,466

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	24,455	(467,886)
Capitalization of borrowing costs	(374,512)	(39,376)	(413,888)
Profit on supply to governmental entities	(92,365)	6,755	(85,610)
Construction margin	(91,790)	2,152	(89,638)
Borrowing costs	(15,063)	1,169	(13,894)
Total	(1,066,071)	(4,845)	(1,070,916)

Deferred tax asset, net	186,345	(77,795)	108,550

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2015	Net change	September 30, 2016
Deferred income tax assets
Provisions	480,378	39,045	519,423
Pension obligations - G1	256,808	(93,414)	163,394
Actuarial loss – G1	-	59,553	59,553
Donations of underlying assets on concession agreements	53,206	4,146	57,352
Credit losses	213,171	38,798	251,969
Tax losses	58,829	(58,829)	-
Other	121,550	23,768	145,318
Total	1,183,942	13,067	1,197,009

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(524,495)	23,396	(501,099)
Capitalization of borrowing costs	(309,648)	(43,901)	(353,549)
Profit on supply to governmental entities	(81,055)	(7,089)	(88,144)
Actuarial gain – G1	(33,726)	33,726	-
Construction margin	(94,921)	2,393	(92,528)
Borrowing costs	(11,855)	(811)	(12,666)
Total	(1,055,700)	7,714	(1,047,986)

Deferred tax asset, net	128,242	20,781	149,023

	September 30, 2017	December 31, 2016

Opening balance	186,345	128,242
Net change in the period:
- corresponding entry in the statement of income	(77,795)	(60,667)
- corresponding entry in equity valuation adjustments	-	118,770

Total change, net	(77,795)	58,103
Closing balance	108,550	186,345

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(c)               Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	September 30, 2017	September 30, 2016
Profit before income taxes	2,883,881	3,067,389
Statutory rate	34%	34%
Estimated expense at statutory rate	(980,520)	(1,042,912)
Tax benefit of interest on equity	42,009	7,659
Permanent differences
Provision – Law 4,819/58 (i)	(44,776)	(50,956)
Donations	(4,389)	(1,873)
Other differences	10,490	20,900
Income tax and social contribution	(977,186)	(1,067,182)
Current income tax and social contribution	(899,391)	(994,684)
Deferred income tax and social contribution	(77,795)	(72,498)
Effective rate	34%	35%

(i)       Permanent difference related to the provision for actuarial liability (Note 19 b (iii)).

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

18                Provisions

(a)         Lawsuits and proceedings that resulted in provisions

(I)  Statement of financial position details

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2016. Management believes that the provisions are sufficient to cover eventual losses, net of escrow deposits, as follows:

	Provisions	Escrow deposits	September 30, 2017	Provisions	Escrow deposits	December 31, 2016
Customer claims (i)	447,640	(60,759)	386,881	572,210	(97,171)	475,039
Supplier claims (ii)	336,769	(256,943)	79,826	332,667	(251,510)	81,157
Other civil claims (iii)	122,868	(13,953)	108,915	131,286	(12,652)	118,634
Tax claims (iv)	79,274	(3,028)	76,246	69,898	(2,986)	66,912
Labor claims (v)	292,229	(5,041)	287,188	285,413	(3,202)	282,211
Environmental claims (vi)	162,725	-	162,725	150,084	(962)	149,122
Total	1,441,505	(339,724)	1,101,781	1,541,558	(368,483)	1,173,075

Current	658,621	-	658,621	730,334	-	730,334
Noncurrent	782,884	(339,724)	443,160	811,224	(368,483)	442,741

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(II)   Changes

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2017
Customer claims (i)	572,210	22,992	35,925	(124,817)	(58,670)	447,640
Supplier claims (ii)	332,667	16,392	17,893	(12,368)	(17,815)	336,769
Other civil claims (iii)	131,286	7,879	8,822	(7,338)	(17,781)	122,868
Tax claims (iv)	69,898	4,418	6,152	(251)	(943)	79,274
Labor claims (v)	285,413	42,803	27,876	(37,775)	(26,088)	292,229
Environmental claims (vi)	150,084	23,786	12,125	(20,685)	(2,585)	162,725
Subtotal	1,541,558	118,270	108,793	(203,234)	(123,882)	1,441,505
Escrow deposits	(368,483)	(20,550)	(5,823)	13,919	41,213	(339,724)
Total	1,173,075	97,720	102,970	(189,315)	(82,669)	1,101,781

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2016
Customer claims (i)	561,061	77,319	67,360	(53,497)	(86,852)	565,391
Supplier claims (ii)	296,660	12,306	41,685	(20,001)	(346)	330,304
Other civil claims (iii)	124,833	14,153	15,790	(5,893)	(21,278)	127,605
Tax claims (iv)	62,812	20,451	12,986	(4,603)	(15,516)	76,130
Labor claims (v)	283,991	42,906	19,754	(27,899)	(28,064)	290,688
Environmental claims (vi)	83,520	58,222	17,722	-	(21,869)	137,595
Subtotal	1,412,877	225,357	175,297	(111,893)	(173,925)	1,527,713
Escrow deposits	(330,663)	(27,687)	(25,968)	7,869	6,552	(369,897)
Total	1,082,214	197,670	149,329	(104,024)	(167,373)	1,157,816

(b)         Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	September 30, 2017	December 31, 2016
Customer claims (i)	223,000	306,500
Supplier claims (ii)	1,431,300	1,422,000
Other civil claims (iii)	584,600	709,400
Tax claims (iv)	1,275,700	1,143,000
Labor claims (v)	663,500	533,600
Environmental claims (vi)	3,785,100	3,317,600
Total	7,963,200	7,432,100

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(c)         Explanation on the nature of main classes of lawsuits

(i)         Customer claims

Approximately 1,080 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 690 lawsuits in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels.

(ii)        Supplier claims

These claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts.

(iii)     Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv)       Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management.

(v)         Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)       Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(d)        Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for the issue of policy, which was renewed on May 25, 2017, in the amount of R$ 500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From July to September 2017, the Company used R$ 1,749 (R$ 43,604 from July to September 2016).

Additional information on provisions and contingent liabilities is presented in Note 19 to the Annual Financial Statements as of December 31, 2016.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

19                Employee benefits

(a)         Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

. Company: 8.3% on average, of gross payroll; and

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.9% of payroll, on average.

(b)         Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities as of December 31, 2016	753,170
Expenses recognized in 2017	31,221
Payments made in 2017	(36,895)
Pension plan liabilities as of September 30, 2017 (i)	747,496

Unfunded plan – G0
Pension plan liabilities as of December 31, 2016	2,512,080
Expenses recognized in 2017	197,183
Payments made in 2017	(123,804)
Pension plan liabilities as of September 30, 2017 (iii)	2,585,459

Total	3,332,955

(i)    G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

.   0.99% of the portion of the salary of participation up to 20 salaries; and

.   8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of September 30, 2017, SABESP had a net actuarial liability of R$ 747,496 (R$ 753,170 as of December 31, 2016) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)            Private pension plan benefits – Defined contribution

As of September 30, 2017, Sabesprev Mais plan, based on defined contribution, had 9,352 active and assisted participants (9,453 as of December 31, 2016).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

(iii)          Plan Go

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of September 30, 2017, the Company recorded a defined benefit obligation for Plan G0 of R$ 2,585,459 (R$ 2,512,080 as of December 31, 2016).

(c)    Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December 2017. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.

In the third quarter of 2017, a total of R$ 25,175 was accrued (R$ 20,938 in the third quarter of 2016). From January to September 2017 and 2016, R$ 69,573 and R$ 62,860, respectively, were accrued.

20               Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to transfer of 7.5% of revenue from the São Paulo local government to the Municipal Fund. The balances as of September 30, 2017 and December 31, 2016 were R$ 386,209 and R$ 460,054, respectively.

21                 Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$ 15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of September 30, 2017 and December 31, 2016, held as follows:

	September 30, 2017		December 31, 2016
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	202,336,306	29.60%	206,955,305	30.28%
The Bank Of New York ADR Department (equivalent in shares) (*)	135,490,413	19.82%	132,401,813	19.37%
Other	2,158,865	0.32%	628,466	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)                 each ADR corresponds to 1 share.

The Annual Shareholders’ Meeting of April 28, 2017 approved the distribution of dividends as interest on equity totaling R$ 823,493, the transfer of retained earnings balances, in the amount of R$ 1,976,250, to the Reserve for Investments accounts, and the allocation of R$ 147,355 to the Legal Reserve account.

The payment of interest on equity totaling R$ 766,109, net of R$ 57,384 of withholding income tax (from a gross amount of R$ 823,493) began in in June 2017, generating a payout of R$ 765,933.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2016.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

22               Earnings per share Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to September 2017	January to September 2016

Equity attributable to Company’s owners	1,906,695	2,000,207
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	2.78957	2.92638

23               Operating segment information

Management, comprised by the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

	July to September 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	2,999,747	712,875	3,712,622
Gross sales deductions	(176,178)	-	(176,178)
Net operating revenue	2,823,569	712,875	3,536,444
Costs, selling and administrative expenses	(1,711,393)	(694,470)	(2,405,863)
Income from operations before other operating expenses, net and equity accounting	1,112,176	18,405	1,130,581
Other operating income / (expenses), net			14,642
Equity accounting			1,232
Financial result, net			222,869
Income from operations before taxes			1,369,324
Depreciation and amortization	324,516	-	324,516

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

	January to September 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	8,930,628	2,215,225	11,145,853
Gross sales deductions	(555,949)	-	(555,949)
Net operating revenue	8,374,679	2,215,225	10,589,904
Costs, selling and administrative expenses	(5,527,962)	(2,165,926)	(7,693,888)
Income from operations before other operating expenses, net and equity accounting	2,846,717	49,299	2,896,016
Other operating income / (expenses), net			37,715
Equity accounting			4,699
Financial result, net			(54,549)
Income from operations before taxes			2,883,881
Depreciation and amortization	974,487	-	974,487

	July to September 2016 (Restated)
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	2,854,083	1,097,799	3,951,882
Gross sales deductions	(206,075)	-	(206,075)
Net operating revenue	2,648,008	1,097,799	3,745,807
Costs, selling and administrative expenses	(1,615,547)	(1,073,460)	(2,689,007)
Income from operations before other operating expenses, net and equity accounting	1,032,461	24,339	1,056,800
Other operating income / (expenses), net			6,264
Equity accounting			525
Financial result, net			(176,810)
Income from operations before taxes			886,779
Depreciation and amortization	280,217	-	280,217

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

	January to September 2016 (Restated)
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating income	8,148,172	2,620,239	10,768,411
Gross sales deductions	(556,173)	-	(556,173)
Net operating income	7,591,999	2,620,239	10,212,238
Costs, selling and administrative expenses	(5,147,893)	(2,563,233)	(7,711,126)
Income from operations before other operating expenses, net and equity accounting	2,444,106	57,006	2,501,112
Other operating income / (expenses), net			27,929
Equity accounting			2,278
Financial result, net			536,070
Income from operations before taxes			3,067,389
Depreciation and amortization	859,055	-	859,055

(i)          See note 29 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information.

(ii)       Construction revenue and related costs not reported to the Company’s chief operating decision maker.

Explanation on the reconciliation items for the Financial Statements. The impacts on gross operating income and costs are as follows:

	July to September 2017	January to September 2017	July to September 2016	January to September 2016

Gross revenue from construction recognized under ICPC 1 (R1) (a)	712,875	2,215,225	1,097,799	2,620,239
Construction costs recognized under ICPC 1 (R1) (a)	(694,470)	(2,165,926)	(1,073,460)	(2,563,233)

Construction margin	18,405	49,299	24,339	57,006

(a)  Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (e).

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

24               Operating revenue

(a)       Revenue from sanitation services

	July to September 2017	January to September 2017	July to September 2016	January to September 2016

São Paulo Metropolitan Region	2,125,599	6,296,886	2,010,271	5,663,492
Regional Systems (i)	874,148	2,633,742	843,812	2,484,680
Total (ii)	2,999,747	8,930,628	2,854,083	8,148,172

(i)   Including the municipalities operated in the countryside and at the coast of the State of São Paulo; and

(ii)                Revenue from sanitation services increased by 5.1 % in the period ended September 30, 2017, in comparison with the same period in 2016, mainly due to the increase in billed volume, totaling 4.8%, of which 5.0% from water and 4.6% from sewage.

(b)       Reconciliation between gross operating revenue and net operating revenue:

	July to September 2017	January to September 2017	July to September 2016	January to September 2016

Revenue from sanitation services	2,999,747	8,930,628	2,854,083	8,148,172
Construction revenue (Note 23)	712,875	2,215,225	1,097,799	2,620,239
Sales tax	(176,178)	(555,949)	(206,075)	(556,173)
Net revenue	3,536,444	10,589,904	3,745,807	10,212,238

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

25       Operating costs and expenses

	July to September 2017	January to September 2017	July to September 2016	January to September 2016
Operating costs
Salaries, payroll charges and benefits	(438,701)	(1,368,180)	(418,015)	(1,228,477)
Pension obligations	(12,268)	(35,738)	194,843	149,102
Construction costs (Note 23)	(694,470)	(2,165,926)	(1,073,460)	(2,563,233)
General supplies	(34,867)	(109,465)	(44,402)	(120,800)
Treatment supplies	(60,060)	(198,871)	(63,950)	(205,326)
Outside services	(180,220)	(612,655)	(222,962)	(620,612)
Electricity	(203,205)	(589,921)	(224,075)	(705,811)
General expenses	(130,634)	(392,706)	(122,330)	(345,696)
Depreciation and amortization	(292,893)	(876,715)	(262,389)	(804,314)
	(2,047,318)	(6,350,177)	(2,236,740)	(6,445,167)

Selling expenses
Salaries, payroll charges and benefits	(69,083)	(215,917)	(66,799)	(194,902)
Pension obligations	(1,876)	(5,343)	26,497	20,344
General supplies	(925)	(2,742)	(818)	(2,502)
Outside services	(57,979)	(184,377)	(78,066)	(211,331)
Electricity	(200)	(575)	(152)	(586)
General expenses	(24,523)	(69,001)	(22,894)	(68,427)
Depreciation and amortization	(4,413)	(11,302)	(2,286)	(6,861)
Bad debt expense, net of recoveries (Note 8 (c))	34,380	(87,480)	(89,708)	(110,181)
	(124,619)	(576,737)	(234,226)	(574,446)

Administrative expenses
Salaries, payroll charges and benefits	(55,436)	(168,084)	(47,203)	(138,168)
Pension obligations	(46,059)	(134,635)	18,386	(95,854)
General supplies	(3,971)	(5,154)	(435)	(1,246)
Outside services	(50,166)	(123,846)	(46,043)	(113,851)
Electricity	(227)	(711)	(498)	(1,528)
General expenses	(29,257)	(172,207)	(104,056)	(226,472)
Depreciation and amortization	(27,210)	(86,470)	(15,542)	(47,880)
Tax expenses	(21,600)	(75,867)	(22,650)	(66,514)
	(233,926)	(766,974)	(218,041)	(691,513)

Operating costs and expenses
Salaries, payroll charges and benefits	(563,220)	(1,752,181)	(532,017)	(1,561,547)
Pension obligations	(60,203)	(175,716)	239,726	73,592
Construction costs (Note 23)	(694,470)	(2,165,926)	(1,073,460)	(2,563,233)
General supplies	(39,763)	(117,361)	(45,655)	(124,548)
Treatment supplies	(60,060)	(198,871)	(63,950)	(205,326)
Outside services	(288,365)	(920,878)	(347,071)	(945,794)
Electricity	(203,632)	(591,207)	(224,725)	(707,925)
General expenses	(184,414)	(633,914)	(249,280)	(640,595)
Depreciation and amortization	(324,516)	(974,487)	(280,217)	(859,055)
Tax expenses	(21,600)	(75,867)	(22,650)	(66,514)
Bad debt expense, net of recoveries (Note 8 (c))	34,380	(87,480)	(89,708)	(110,181)
	(2,405,863)	(7,693,888)	(2,689,007)	(7,711,126)

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

26          Financial income (expenses)

	July to September 2017	January to September 2017	July to September 2016	January to September 2016
Financial expenses
Interest and charges on borrowings and financing – local currency	(72,389)	(203,199)	(80,481)	(248,809)
Interest and charges on borrowings and financing – foreign currency	(28,622)	(80,240)	(28,462)	(90,420)
Other financial expenses	(27,047)	(78,280)	(21,905)	(70,009)
Income tax over international remittance	(4,226)	(13,226)	(3,839)	(13,436)
Inflation adjustment on loans and financing	(3,597)	(44,442)	(24,388)	(110,163)
Inflation adjustment on Sabesprev Mais deficit	-	-	(136)	(882)
Other inflation adjustments	(6,994)	(23,938)	(6,806)	(23,920)
Interest and inflation adjustments on provisions	6,744	(26,653)	(25,795)	(110,507)
Total financial expenses	(136,131)	(469,978)	(191,812)	(668,146)

Financial income
Inflation adjustment gains	18,670	68,528	27,525	120,122
Income on short-term investments	45,104	156,671	49,863	153,089
Interest income	45,988	71,610	20,762	72,261
Cofins and Pasep	(3,920)	(12,638)	(4,589)	(17,237)
Other	-	442	534	10,882
Total financial income	105,842	284,613	94,095	339,117

Financial income (expenses), net before exchange rate changes	(30,289)	(185,365)	(97,717)	(329,029)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	253,158	130,523	(79,198)	865,016
Other exchange rate changes	-	(54)	(7)	(140)
Exchange gains	-	347	112	223
Exchange rate changes, net	253,158	130,816	(79,093)	865,099

Financial income (expenses), net	222,869	(54,549)	(176,810)	536,070

(i)    The change in expenses mainly reflects the 4.5% depreciation of the Yen and the 1.04% appreciation of the U.S. dollar against the real in 2017, compared to the appreciation presented in the same period in 2016 (2.7% and 1.1%, respectively).

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

27                Other operating income (expenses), net

	July to September 2017	January to September 2017	July to September 2016	January to September 2016

Other net operating income, net	22,852	46,135	12,671	42,421
Other operating expenses	(8,210)	(8,420)	(6,407)	(14,492)

Other operating income (expenses), net	14,642	37,715	6,264	27,929

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of COFINS and PASEP.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, provisions and reversals of property, plant and equipment and exceeding cost of electricity sold.

28               Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of September 30, 2017:

	October to December 2017	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	209,318	2,078,318	621,504	2,314,778	5,223,918
Contractual obligations – Investments	149,322	2,386,069	974,152	5,728,413	9,237,956
Total	358,640	4,464,387	1,595,656	8,043,191	14,461,874

The main commitment refers to São Lourenço PPP. See Note 13 (g).

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

29           Supplemental cash flow information

	January to September 2017	January to September 2016

Total additions to intangible assets (Note 13 (b))	2,355,110	2,681,238

Items not affecting cash (see breakdown below)	(1,121,341)	(1,248,902)

Total additions to intangible assets as per statement of cash flows	1,233,769	1,432,336

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (d))	476,719	496,507
Contractors payable	190,073	18,728
Public-Private Partnership – São Lourenço PPP	332,446	662,295
Leases	9,258	10,534
Program contract commitments	63,546	3,832
Construction margin (Note 23)	49,299	57,006
Total	1,121,341	1,248,902

30          Events after the reporting period

                                 •            SABESP’s Second Ordinary Tariff Revision – Technical Note and Substantiated Report

As of October 6, 2017, the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP) published Final Technical Note NT/F/004/2017 and the Substantiated Report referring to the Initial Stage of SABESP’s Second Ordinary Tariff Revision, which authorizes the Company to apply the tariff adjustment index of 7.8888% to the effective tariffs.

ARSESP also approved a Resolution containing the new table of tariffs that will be published in the São Paulo State Official Gazette on October 10, 2017 and will be effective 30 days as of its publication.

                                 •            Approval for application of the tariff adjustment index

As of October 11, 2017, the Extraordinary Board of Directors’ Meeting approved the application of the tariff adjustment index of 7.8888% of the effective tariffs and the adoption of the new table of tariffs, as authorized by the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP), through Resolution 753, which will become effective as of November 10, 2017.

Additionally, as of November 10, 2017, the bills will include the Regulation, Control and Monitoring Rate (TRCF) of zero point five percent (0.5%). This tariff was established by State Complementary Law 1,025/2007 and will be highlighted in the bills of customers residing in the municipalities served by ARSESP, pursuant to paragraph 2, article 2 of ARSESP Resolution 406/2013.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Notes to the Interim Financial Information

                                 •            First Amendment to the Private Transaction Agreement and Other Covenants entered into between SABESP and EMAE

As of October 11, 2017, the Company’s Board of Directors approved the signature of the First Amendment to the Private Transaction Agreement and Other Covenants entered into on October 28, 2016 between SABESP and EMAE ("Agreement"), to remove the condition precedent related to the need for approval of the Agreement by EMAE’s shareholders’ meeting; the other terms and conditions of the transaction were maintained.

                                 •            Water Supply and Sewage Service Agreements

On October 20, 2017, the Company formalized and renewed the Water Supply and Sewage Services Agreement with the municipalities of Pereiras and Taciba, both for a 30-year term.

On November 09, 2017, the Company renewed the Water Supply and Sewage Services Agreement with the municipality of Taubaté for a 30-year term.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Comments on the Company’s projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

1.         CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of September 30, 2017
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	4	-	4	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,524,289	50.3%	343,524,289	50.3%

Outstanding Shares	339,985,580	49.7%	339,985,580	49.7%

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 9/30/2016
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors		-		-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding Shares	339,985,584	49.7%	339,985,584	49.7%

1.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of September 30, 2017 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Reports and Statements / Unqualified Report on Special Review

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended September 30, 2017, comprising the balance sheet as of September 30, 2017 and the statement of income and comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

ITR – Quarterly Information Form – 9/30/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Other matters

Statement of value added

We have also reviewed the statements of value added (DVA) for the nine-month period ended September 30, 2017, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, November 14, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Marcio Serpejante Peppe

Contador CRC 1SP233011/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 1, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.